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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

TANGOE, INC.
(Name of Subject Company)

TANGOE, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

87582Y108
(CUSIP Number of Class of Securities)

J.D. Foy
Chief Executive Officer
Tangoe, Inc.
35 Executive Boulevard
Orange, CT 06477
(203) 859-9300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:
Jay E. Bothwick
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address.

        The name of the subject company is Tangoe, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 35 Executive Boulevard, Orange, Connecticut 06477. The telephone number of the Company's principal executive office is (203) 859-9300.

Securities.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this "Schedule 14D-9") relates is the Company's common stock, par value $0.0001 per share (the "Common Stock"). As of May 10, 2017, there were 39,943,806 shares of Common Stock outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address.

        The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading "Name and Address."

Tender Offer.

        This Schedule 14D-9 relates to the tender offer by TAMS Inc., a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Asentinel, LLC, a Delaware limited liability company (the "Parent"), to acquire all of the outstanding shares of Common Stock (the "Shares") at a purchase price of $6.50 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the "Offer Price," which is also referred to herein as the "Merger Consideration"), and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2017 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by the Parent and the Purchaser with the Securities and Exchange Commission (the "SEC") on May 12, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated by reference herein.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 27, 2017, by and among the Parent, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides that, among other things, following the Purchaser's acceptance for purchase of Shares pursuant to the Offer, subject to the absence of injunctions or other legal restraints preventing the consummation of such merger, and the receipt of any necessary vote of the stockholders of the Company in favor of the adoption of the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), the Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of the Parent (the "Surviving Corporation") (the "Second-Step Merger").

        The obligation of the Purchaser to purchase shares tendered in the Offer is subject to specified closing conditions, including (i) shares of Common Stock having been validly tendered and not withdrawn that, together with any shares of Common Stock beneficially owned by the Parent or any affiliate of the Parent, represent at least a majority of the number of shares of Common Stock outstanding on a fully diluted basis and a sufficient number of shares of Common Stock to allow for the Parent, the Purchaser and their respective affiliates to own at least 90% of the outstanding Common Stock following exercise of the Top-Up Option (as defined below) (the "Top-Up Condition"), which the Company estimates to be approximately 54% (excluding shares of Common Stock held by the Parent, the Purchaser and their affiliates) of the currently outstanding shares of Common Stock, (ii) the expiration or termination of applicable waiting periods and the receipt of any required approvals or clearances under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "Antitrust Condition"), (iii) the absence of injunctions or other legal restraints preventing the consummation of the Offer or the Merger, (iv) the accuracy of representations and warranties made by the Company in the Merger Agreement, (v) compliance by the Company with its covenants in the Merger Agreement, (vi) the absence of the occurrence of a material adverse effect with respect to the Company and (vii) the availability of debt financing for the Parent as described below.

        If, as of any expiration date of the Offer, the Antitrust Condition has been satisfied and at least one extension of the Offer has been completed following satisfaction of the Antitrust Condition, the Purchaser may, if specified conditions to the Offer have not been met, elect to terminate the Offer and pursue the acquisition of the Company through a merger of the Purchaser with and into the Company, with the Company surviving as a wholly owned subsidiary of the Parent, in which holders of Common Stock would receive cash consideration equal to the Offer Price (the "One-Step Merger", and, in the alternative with the Second-Step Merger, the "Merger"), subject to the limitation that the Purchaser may not make such election more than 120 days after the date of the Merger Agreement. In addition, if, as of any expiration date of the Offer, (i) the Antitrust Condition has been satisfied, (ii) at least two extensions of the Offer have been completed following satisfaction of the Antitrust Condition, (iii) shares of Common Stock have been validly tendered and not withdrawn that, together with any shares of Common Stock beneficially owned by the Parent or any affiliate of the Parent, represent at least a majority of the number of outstanding shares of Common Stock and (iv) specified conditions to the Offer have been satisfied but the Top-Up Condition has not been satisfied, the Company may require the Purchaser to terminate the Offer and pursue the acquisition of the Company through the One-Step Merger, subject to the limitation that the Company may not make such election more than 120 days after the date of the Merger Agreement.

        If either the Purchaser or the Company elects to pursue the One-Step Merger under these circumstances, the Company will call a special meeting of stockholders to vote on the One-Step Merger and solicit proxies in favor of the adoption by the Company stockholders of the Merger Agreement. The obligations of the Company, the Parent and the Purchaser to consummate the One-Step Merger would be subject to (i) the adoption of the Merger Agreement by a majority vote of the Company's stockholders, (ii) satisfaction of the Antitrust Condition and (iii) the absence of injunctions or other legal restraints preventing the consummation of the One-Step Merger. In addition, the obligations of the Parent and the Purchaser to consummate the One-Step Merger would be subject to, among other things, (x) the accuracy of representations and warranties made by the Company in the Merger Agreement, (y) compliance by the Company with its covenants in the Merger Agreement and (z) the absence of the occurrence of a material adverse effect with respect to the Company; and the obligations of the Company to consummate the One-Step Merger would be subject to, among other things, (A) the accuracy of representations and warranties made by the Parent and the Purchaser in the Merger Agreement and (B) compliance by the Parent and the Purchaser with their respective covenants in the Merger Agreement.

        At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares owned by (i) the Company or any of its subsidiaries, or the Parent, the Purchaser or any of the Parent's other affiliates, which shares will be cancelled and will cease to exist, or (ii) stockholders who validly exercise appraisal rights under Delaware law with respect to such shares) will be converted into the right to receive the Offer Price in cash, without interest, subject to any required withholding of taxes.

        Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, (i) each then-outstanding option to purchase Shares ("Company Stock Option") that is vested will be cancelled and converted into a right to receive the Offer Price (less the applicable exercise price) in cash, without interest, subject to any required withholding of taxes, in respect of each vested share underlying such Company Stock Option and (ii) each then-outstanding Company restricted stock unit award ("Company RSU") and Company performance stock unit award ("Company PSU") that is vested and with respect to which shares of Common Stock have, as of such time, not yet been issued will be cancelled and converted into the right to receive the Offer Price in cash, without interest, subject to any required withholding of taxes, in respect of each vested share underlying such Company RSU or Company PSU, with vesting in the case of each Company Stock Option, Company RSU and Company PSU determined taking into effect the change in control of the Company resulting from the consummation of the Merger. In addition, the Merger Agreement provides that the surviving corporation from the Merger will be obligated to make payments to specified directors and members of Company management who are party to equity award replacement compensation agreements with the Company in satisfaction of payment obligations of the Company under such agreements resulting from the consummation of the Merger. The Merger Agreement also provides that the surviving corporation from the Merger will be obligated to make specified payments to certain employees of the Company to whom the Company would have issued equity-based awards in 2016 if it had been able to do so in compliance with applicable law.

        The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading "The Merger Agreement and Other Agreements." The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Except as subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase, the expiration date of the Offer is 10:00 a.m., New York time, on June 13, 2017.

        The Parent has formed the Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that the Parent's principal executive offices are located at 6410 Poplar Avenue, Suite 200, Memphis, Tennessee 38119. Its telephone number at this location is 866-337-6200.

        The Company has made information relating to the Offer available online at www.tangoe.com and the Company has filed this Schedule 14D-9, and the Parent and the Purchaser have filed the Schedule TO, with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) the Parent or the Purchaser, or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with the Purchaser and the Parent

Merger Agreement

        The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

        The Merger Agreement has been filed with the SEC and incorporated by reference herein to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about the Parent, the Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to the Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

Limited Guarantee

        On April 27, 2017, the Company and Marlin Equity IV, L.P. (the "Guarantor") entered into a limited guarantee (the "Limited Guarantee"), pursuant to which the Guarantor provided the Company with a limited guarantee that guarantees the payment and performance of the Parent's obligations to the Company, up to a cap of approximately $16.7 million, with respect to the payment of the termination fee payable by the Parent, certain indemnification and reimbursement obligations related to stockholder lists, financing cooperation and termination and other reimbursement obligations, damages resulting from fraud or willful breach by the Parent or the Purchaser of the Merger Agreement to the extent such damages survive termination of the Merger Agreement and do not exceed the amount of the termination fee payable by the Parent and the out-of-pocket and documented costs and expenses (including attorney's fees and expenses) reasonably incurred by the Company in connection with the enforcement of the Company's rights under the Merger Agreement and the Limited Guarantee, in each case, subject to the terms and conditions of the Limited Guarantee. The summary of the Limited Guarantee contained in the Offer to Purchase in Section 11 under the heading "The Merger Agreement and Other Agreements—The Limited Guarantee" is incorporated by reference herein.

Confidentiality Agreement

        On August 15, 2016, the Company and Marlin Management Company, LLC ("Marlin") entered into a confidentiality agreement (the "Confidentiality Agreement"), pursuant to which Marlin and its affiliates agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a possible transaction with the Company. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading "The Merger Agreement and Other Agreements—Confidentiality Agreement" is incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of the Company.

        The Company's executive officers and the members of the board of directors of the Company (the "Company Board") may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company's stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

  Consideration for Shares Tendered Pursuant to the Offer

        If the directors and executive officers of the Company who own Shares tender their Shares for purchase pursuant to the Offer, or if their Shares are converted into the right to receive the Merger Consideration pursuant to the Merger, they will receive the same Merger Consideration on the same terms and conditions as the other stockholders of the Company. As of May 10, 2017, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 250,819 Shares, which for purposes of this subsection excludes any Shares issuable upon exercise or settlement of Company Stock Options, Company RSUs and Company PSUs held by such individuals. If all such Shares were tendered pursuant to the Offer and accepted for purchase and purchased by Purchaser or converted into the right to receive the Merger Consideration pursuant to the Merger, the directors and executive officers and their affiliates would receive an aggregate of $1,630,324 in Merger Consideration, without interest, less any required withholding taxes. For a description of the treatment of Company Stock Options, Company RSUs and Company PSUs held by the directors and executive officers of the Company, see below under the heading "Effect of the Merger on Stock Awards."

        The following table sets forth, as of May 10, 2017, the consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Shares beneficially owned by him, her or it (excluding Shares underlying Company Stock Options, Company RSUs and Company PSUs), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Shares pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, and/or all such Shares were converted into the right to receive the Merger Consideration by virtue of the Merger.

Name	Number of Shares	Cash Consideration Payable in Respect of Shares
Executive Officers
J.D. Foy	19,913	$129,435
Jay Zager	—	$—
Gerald G. Kokos	26,583	$172,790
Thomas P. Flynn	27,756	$180,414
Michael Sheridan	—	$—
Eric J. Wansong	—	$—
Non-Employee Directors
David Coit	18,408	$119,652
Gary Golding	26,583	$172,790
Ronald Kaiser	49,562	$322,153
Jackie Kimzey	28,848	$187,512
Richard Pontin	26,583	$172,790
Noah Walley	26,583	$172,790

Merger Agreement

  Effect of the Merger on Stock Awards

        Stock Options.    As of May 10, 2017, Company directors and executive officers held Company Stock Options to purchase 669,259 Shares granted under the Company's 2005 Stock Incentive Plan and 2011 Stock Incentive Plan, each as amended and restated. Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each vested outstanding Company Stock Option (after giving effect to any accelerated vesting required pursuant to an existing agreement) that has an exercise price below the per share Merger Consideration ("In the Money Options"), will automatically be cancelled and converted into the right to receive from the Surviving Corporation an amount of cash equal to the product of (i) the total number of Shares then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the per share Merger Consideration over the exercise price per Share of such Company Stock Option, without any interest thereon. Company Stock Options that have exercise prices per Shares that are equal to or greater than the per share Merger Consideration ("Out of the Money Options") will be cancelled, without any consideration being payable in respect thereof, and have no further force or effect, as will the portions of any Company Stock Options that have not vested (after giving effect to any accelerated vesting required pursuant to an existing agreement). All outstanding Company Stock Options held by executive officers and non-employee directors are fully vested.

        The table below sets forth information regarding the effect of the Merger on Company Stock Options held by each of the Company's executive officers and directors as of May 10, 2017.

Name	Number of In the Money Options	Cash Consideration Payable in Respect of In the Money Options(a)	Number of Out of the Money Options
Executive Officers
J.D. Foy	—	$—	—
Jay Zager	—	$—	—
Gerald G. Kokos	58,203	$129,587	45,427
Thomas P. Flynn	—	$—	214,866
Michael Sheridan	—	$—	—
Eric J. Wansong	—	$—	—
Non-Employee Directors
David Coit	—	$—	36,910
Gary Golding	—	$—	36,910
Ronald Kaiser	—	$—	46,847
Jackie Kimzey	—	$—	36,910
Richard Pontin	90,975	$337,904	28,392
Noah Walley	36,910	$42,262	36,909

(a)
The value of each vested Company Stock Option is the difference between the Offer Price of $6.50 per Share and the exercise price of the Company Stock Option, multiplied by the number of vested Shares underlying such Company Stock Option. The exercise prices for the In the Money Options reflected in the table above are: for Mr. Kokos, options to purchase 17,035 shares at $1.66 per share, 20,584 shares at $4.72 per share, and 20,584 shares at $5.99 per share; for Mr. Pontin, options to purchase 5,798 shares at $1.23 per share, 56,785 shares at $1.66 per share, 14,196 shares at $4.72 per share, and 14,196 shares at $5.99 per share; and for Mr. Walley, options to purchase 18,455 shares at $4.72 per share and 18,455 shares at $5.99 per share.

        Company RSUs.    As of May 10, 2017, Company directors and executive officers held an aggregate of 53,333 Company RSUs granted under the Company's 2011 Stock Incentive Plan (all of which are held by Mr. Flynn), with a value of $346,665 based on the Offer Price of $6.50 per Share multiplied by the number of vested or vesting Shares underlying such Company RSUs. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Company RSU that has vested or vests in accordance with its existing terms at or immediately prior to the Effective Time after giving effect to any accelerated vesting required pursuant to an existing agreement will be converted into the right to receive the Merger Consideration pursuant to the Merger. Each Company RSU that is not vested as of the Effective Time (after giving effect to any accelerated vesting required pursuant to an existing agreement) will be cancelled, without any consideration being payable in respect thereof, and have no further force or effect.

        Mr. Flynn is party to a retention agreement (described below under the headline "Severance Arrangements; Compensatory Arrangements Relating to the Merger") pursuant to which any unvested Company RSUs that remain outstanding as of immediately prior to the Effective Time will fully vest at such time. Messrs. Sheridan and Wansong have similar agreements but have not received any Company RSUs. The directors listed above are not parties to such retention agreements.

        Company PSUs.    As of May 10, 2017, there are no outstanding Company PSUs granted by the Company to directors and executive officers.

Continuing Employees

        The Merger Agreement provides that the Parent will carry out and cause the Company to carry out all employer responsibilities under all Company employee plans and all employment, severance and termination plans and agreements, in each case in accordance with their terms as in effect immediately before the time at which the Purchaser irrevocably accepts for purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer (the "Acceptance Time"). Subject to the foregoing, until the 12-month anniversary of the Effective Time, the Parent has agreed to provide each employee of the Company or any subsidiary of the Company with (i) a total compensation package (including base salary, commissions program, annual bonus target and the value of annual target equity awards) no less favorable in the aggregate than the total compensation package (excluding any equity or equity-based awards) in effect immediately before the Effective Time; and (ii) other employee benefits that are substantially comparable, in the aggregate, to the other benefits provided to such employees immediately before the Effective Time. The Merger Agreement does not require the Parent to establish severance, retention, equity, equity-based or change in control arrangements similar to those in effect before the Effective Time, provided that it carries out the pre-Effective Time agreements.

        The Merger Agreement further provides that for purposes of vesting and eligibility to participate under the plans that newly cover the employees (the "New Plans"), each such employee will, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with the Company and its subsidiaries and their respective predecessors before the Acceptance Time, to the same extent as such employee was entitled, before the Acceptance Time, to credit for such service under any similar Company employee benefit plan in which such employee participated or was eligible to participate immediately prior to the Acceptance Time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits or provide service for defined benefit plans or post-employment medical benefits.

        The Merger Agreement further provides that each employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is of the same type as the Company employee plan in which such employee participated immediately before the Acceptance Time (such plans, collectively, the "Old Plans"), and that for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any such employee, the Parent will cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan of the Company or its subsidiaries in which such employee participated immediately prior to the Acceptance Time and that the Parent will use reasonable commercial efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

        If any employee (who is not otherwise a party to an employment agreement that provides for severance) whose employment is terminated on or prior to the first anniversary of the Effective Time under circumstances under which such employee would have received severance benefits under the Company's severance practices as in effect on the date of the Merger Agreement (the "Company Severance Practices"), the Parent will cause the Surviving Corporation to provide that such employee will be entitled to severance benefits from the Surviving Corporation that are equal to the greater of (i) the severance benefits that would have been paid under the Company Severance Practices as in existence on the date of the Merger Agreement or (ii) the severance benefits payable under similar circumstances pursuant to a severance plan of the Parent and its affiliates as may be in effect at such time for similarly situated United States employees of the Parent and its affiliates.

        The Merger Agreement provides that the treatment of employees described above will not apply to persons employed by the Company or any of its subsidiaries outside the United States, the parties having agreed that such persons will be treated in accordance with applicable law and the terms of any contracts covering them.

        Nothing contained in the Merger Agreement is intended to or should be construed so as to (i) prevent or restrict in any way the right of the Parent or the Surviving Corporation to terminate or cause to terminate the employment or service of any employee of the Company or its subsidiaries in a manner consistent with any applicable individual agreements covering such employee at any time following the closing date of the Merger or to provide any right to a particular term or condition of employment; (ii) reduce the existing severance or acceleration benefits in effect on the date of the Merger Agreement; (iii) create any third party rights in any such current or former service provider of the Company or its subsidiaries (including any beneficiary or dependent thereof); or (iv) obligate the Parent to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevent the Parent from modifying or terminating any such plan, program or other compensatory or benefits arrangement at any time.

        Following the closing date of the Merger, the Parent shall, or shall cause the Surviving Corporation to, make cash payments to certain company employees, identified pursuant to the Merger Agreement, none of whom are executive officers, on the dates on which the shares of Common Stock or Common Stock share equivalents set forth with respect to such company employee would have vested under the applicable vesting schedule, each such cash payment to be in the amount equal to the Offer Price multiplied by the applicable number of shares or share equivalents that would have vested on the applicable date and to be subject to such company employee's remaining employed by the Surviving Corporation as of such date of payment; provided that if any such company employee is terminated by the Surviving Corporation without cause (as defined in the retention agreement or equity award replacement compensation agreement ("EARCA") between the Company and such company employee in effect as of the date of the Merger Agreement) or resigns his or her position with the Surviving Corporation for good reason (as defined in the retention agreement or EARCA between the Company and such company employee in effect as of the date of the Merger Agreement) within 12 months following the closing date of the Merger, the Parent shall, or shall cause the Surviving Corporation to, make a cash payment to such company employee equal to the Offer Price multiplied by the aggregate number of shares and share equivalents set forth with respect to such company employee pursuant to the Merger Agreement that would have remained unvested (under the applicable vesting schedule determined pursuant to the Merger Agreement) as of the date of such company employee's termination or resignation.

Severance Arrangements; Compensatory Arrangements Relating to the Merger

        The Company is party to retention agreements with each of Messrs. Foy, Flynn, Sheridan, and Wansong, which specify the amounts payable to such executive officer in connection with certain termination events. Upon execution and effectiveness of a release of claims after a termination without cause or resignation for good reason (each as defined in their respective retention agreement), each of Messrs. Foy, Flynn, Sheridan, and Wansong will be entitled to the following severance: a lump sum payment equal to (i) a pro rata portion of 100% of the applicable executive officer's aggregate quarterly and annual bonuses payable with respect to the last fiscal year ended before termination (or, for Mr. Foy, if he is terminated prior to December 31, 2017, his 2017 target bonus), less any quarterly bonuses paid in the current fiscal year (but not below zero), with the proration based on the number of days in the fiscal year before employment ends and (ii) (x) the greater of 100% of the applicable executive officer's highest base salary during the two fiscal years prior to termination and (y) 100% of his then current base salary (with the percentage in (ii) being 125% for Mr. Foy on a termination before July 1, 2017 and 150% on a termination thereafter). In addition, if quarterly bonuses are then being paid, the executive will be paid a pro-rata portion of the quarterly bonus paid or payable in the last completed quarter, with proration based on the number of days in the current quarter before employment ends. The cash payments payable pursuant to the retention agreements are payable upon a qualifying termination irrespective of whether it follows the Effective Time. The retention agreements also provide that upon a change in control, each of Messrs. Flynn, Sheridan, and Wansong are entitled to full acceleration of any unvested equity awards, but only Mr. Flynn has such awards.

        Mr. Zager is eligible to receive a quarterly base bonus of up to $100,000 for the period from April 1, 2017 to June 30, 2017 (the "Q2 Bonus Period"). If Mr. Zager's employment is terminated by the Company without cause during the Q2 Bonus Period in connection with or following a change in control, each as defined in Mr. Zager's current equity award replacement compensation agreement, Mr. Zager is entitled to be paid a pro rata portion of his quarterly base bonus without regard to the Company's achievement of performance targets for the Q2 Bonus Period. If Mr. Zager is otherwise terminated by the Company without cause during the Q2 Bonus Period (i.e., before a Change in Control), he is entitled to be paid, following the Q2 Bonus Period, a pro rata portion of his quarterly base bonus that would have been earned as a result of the Company's achievement of the applicable performance conditions for the Q2 Bonus Period.

        The Company has entered into EARCAs with each executive officer and director to provide equity-based compensation despite the Company's inability to issue awards under Form S-8. The EARCA with each individual provides the number of Company RSUs, Company PSUs, and/or shares of restricted stock that would have been granted to such individual if the Form S-8 had been available, referred to as "Measurement Shares." The EARCAs provide for payment of such awards upon the closing of a change in control, which would include the Merger. Taking into account the extent to which any performance conditions have been satisfied with respect to Measurement Shares granted in place of Company PSUs, and subject to continued service through the Closing, the executive officers and directors would be entitled to payments under the EARCAs as follows:

Name	Number of Measurement Shares	Cash Consideration Payable in Respect of Measurement Shares(a)
Executive Officers
J.D. Foy	400,000	$2,600,000
Jay Zager	16,667	$108,336
Gerald G. Kokos	257,500	$1,673,750
Thomas P. Flynn	155,749	$1,012,369
Michael Sheridan	100,000	$650,000
Eric J. Wansong	46,299	$300,944
Non-Employee Directors
David Coit	16,367	$106,386
Gary Golding	15,142	$98,423
Ronald Kaiser	27,397	$178,081
Jackie Kimzey	15,142	$98,423
Richard Pontin	16,367	$106,386
Noah Walley	15,142	$98,423

(a)
The value of the Measurement Shares is the Offer Price of $6.50 per Share multiplied by the number of Measurement Shares that have not been forfeited before the Effective Time.

        The foregoing descriptions of compensation arrangements do not purport to be complete and are qualified in their entirety by reference to the agreements, including any form of amendment thereto, filed as Exhibits (e)(2) through (e)(16) to this Schedule 14D-9, which are incorporated herein by reference.

Golden Parachute Compensation

        The following table sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for the "named executive officers" of the Company that is based on or otherwise relates to the Offer. In accordance with Item 402(a)(3)(i) through 402(a)(3)(iii) of Regulation S-K, for the purposes of this Schedule 14D-9 the named executive officers are Messrs. Foy, Zager, Kokos, Flynn, Wansong, and Albert Subbloie, the Company's former Chief Executive Officer, and Gary Martino, the Company's former Chief Financial Officer, notwithstanding the Company's most recent disclosure under Item 402(c) of Regulation S-K in its definitive proxy statement filed with the SEC with respect to the Company's 2015 Annual Meeting of Stockholders on March 16, 2015.

        The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the initial expiration date of the Offer or the value of payments or benefits that are not based on or otherwise related to the Offer.

        For purposes of calculating the potential payments set forth in the table below, the Company has assumed that (i) the initial expiration date of the Offer and the date of termination of employment is June 13, 2017, (ii) the stock price is $6.50 per Share, which is the Offer Price, and (iii) the executive has executed the required release of claims. The amounts shown in the table are estimates only and are based on assumptions and information available to date. The actual amounts that may be paid upon an individual's termination of employment can only be determined at the actual time of such termination and are not reduced by the effects of any parachute tax related cutbacks.

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Total Value
J.D. Foy	$3,492,140	$—	$—	$3,492,140
Jay Zager	$204,097	$—	$—	$204,097
Gerald G. Kokos	$1,673,750	$—	$—	$1,673,750
Thomas P. Flynn	$1,376,067	$86,665	$11,773	$1,474,505
Eric Wansong	$618,580	$—	$11,800	$630,380
Albert Subbloie	$—	$—	$—	$—
Gary Martino	$—	$—	$—	$—

(1)
The amount listed in this column represents the present value of the named executive officer's right to receive upon a termination by the Company without cause or resignation by the named executive officer's resignation for good reason, a lump sum cash payment equal to (i) a pro rata portion of 100% of the applicable named executive officer's aggregate quarterly and annual bonuses payable with respect to the last fiscal year ended before termination (or, for Mr. Foy, his 2017 target bonus), less any quarterly bonuses paid in the current fiscal year (but not below zero), with the proration based on the number of days in the fiscal year before employment ends and (ii) (x) the greater of 100% of his highest base salary during the two fiscal years prior to termination and (y) 100% of the applicable named executive officer's then current base salary (with the percentage in being 125% for Mr. Foy). In addition, if quarterly bonuses are then being paid, the executive will be paid a pro-rata portion of the quarterly bonus paid or payable in the last completed quarter, with proration based on the number of days in the current quarter before employment ends. Messrs. Kokos and Zager do not have severance arrangements, and former executives Messrs. Subbloie and Martino do not have any compensation owed them by the Company. The chart also shows the entire value of the EARCAs of the respective named executive officers that will become due at the Effective Time. For each named executive officer except Mr. Zager, the EARCA payment equals the amount listed above under "Merger Agreement—Effect of the Merger on Stock Awards" for such officer; for Mr. Zager, due to the continued vesting of his underlying award, his EARCA payment as of June 13, 2017 would increase from $108,336 to $121,075. The cash payments payable pursuant to the retention agreements are payable upon a qualifying termination irrespective of whether it follows the Effective Time, and the EARCA payments are due irrespective of termination at or after such date.

  Mr. Zager is eligible to receive a quarterly base bonus of up to $100,000 for the Q2 Bonus Period. If Mr. Zager's employment is terminated by the Company without cause before June 30, 2017 in connection with or following a change in control, each as defined in the EARCA with Mr. Zager, Mr. Zager is entitled to be paid a pro rata portion of his quarterly base bonus without regard to the Company's achievement of performance targets for the Q2 Bonus Period. If Mr. Zager is otherwise terminated by the Company without cause during the Q2 Bonus Period (i.e, before a Change in Control), he is entitled to be paid, following the Q2 Bonus Period, a pro rata portion of his quarterly base bonus that would have been earned as a result of the Company's achievement of the applicable performance conditions for the Q2 Bonus Period.

  The base salary component of the severance (current base salary for executives other than Mr. Foy, and 125% of current base salary for Mr. Foy) and the pro-rated bonus component of severance (based on 2016 annual bonuses for executives other than Mr. Foy, and 2017 target bonus for Mr. Foy (in either case net of any quarterly bonuses in 2017 but not below zero)) for each named executive officer is as follows:

Name	Salary Component	Bonus Components
J.D. Foy	$656,250	$235,890
Jay Zager	$—	$82,222
Gerald G. Kokos	$—	$—
Thomas P. Flynn	$330,000	$33,699
Eric Wansong	$305,000	$12,637
Albert Subbloie	$—	$—
Gary Martino	$—	$—

(2)
The amount listed in this column represents the lump sum cash consideration Mr. Flynn will be eligible to receive with respect to the accelerated vesting immediately prior to the Effective Time vesting of 13,333 unvested Company RSUs.

(3)
Consists of the Company's payment to the applicable named executive officer of the same portion of medical premiums as it pays for active executives for a period of up to 12 months following the date of termination.

Director Compensation

        The Company does not pay director fees to directors who are employees of the Company (Messrs. Foy and Kokos), but compensates its non-employee directors for their service on the Company Board as follows:

        Each non-employee director receives an annual retainer consisting of (i) $35,000 for service as a director (or $66,500 for service as an independent Chairman of the Board), (ii) $10,000 for service on the audit committee (or $20,000 in the case of the chairman of the audit committee), (iii) $7,500 for service on the compensation committee (or $15,000 in the case of the chairman of the compensation committee), and (iv) $5,000 for service on the nominating and corporate governance committee (or $7,500 in the case of the chairman of the nominating and corporate governance committee). The annual retainer is payable quarterly in arrears.

        In addition to the cash retainer described above, on the date of each annual meeting of stockholders, each non-employee director that serves on our board of directors following such annual meeting was entitled to receive a restricted stock award for a number of shares of our common stock equal to $122,500 divided by the fair market value of our common stock on the date of grant. Because of the unavailability of the Form S-8, Messrs. Coit, Golding, Kaiser, Kimzey, Pontin, and Walley received EARCAs with respect to 15,142 Measurement Shares on June 8, 2016, and Messrs. Coit, Kaiser, and Pontin received additional EARCAs on November 18, 2016 for, respectively, 1,225, 12,255, and 1,225 Measurement Shares.

        Please see the section above under the heading "Effect of the Merger on Stock Awards" for more information on the treatment of equity held by directors in the Merger and the section above under the heading "Severance Arrangements; Compensatory Arrangements Relating to the Merger" for the treatment of the directors' EARCAs.

        In addition, the Company reimburses its non-employee directors for reasonable travel and other expenses incurred in connection with attending Company Board and committee meetings.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Company Board.

        At a meeting of the Company Board held on April 27, 2017, the Company Board: (i) approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined and declared that it is in the best interests of the Company and the stockholders of the Company that the Company enter into the Merger Agreement and consummate the Merger and that the stockholders of the Company tender their shares of Common Stock pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to the Company and the Company's stockholders, (iv) resolved to recommend that the Company's stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and (v) directed that the Merger Agreement be submitted to the stockholders of the Company for their adoption and resolved to recommend that the stockholders of the Company vote in favor of the adoption of the Merger Agreement to the extent required by applicable Law.

        Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company's stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

        A copy of the letter to the Company's stockholders communicating the Company Board's recommendation is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board's Recommendation.

Background of the Offer

        As part of their ongoing oversight and management of the Company's business, the Company Board and management regularly evaluate our business and operations and periodically review and assess strategic alternatives available to enhance value to our stockholders.

        After the close of business on August 6, 2015, the Company reported lower than expected results of operations for the quarter ended June 30, 2015. The closing price of the Common Stock was $10.35 on August 6, 2015 and was $7.09 on August 7, 2015.

        In November 2015, Vector Capital IV., L.P. and its affiliates ("Vector"), and Clearlake Capital Partners IV GP, L.P. and its affiliates ("Clearlake"), each filed a Schedule 13D with the SEC disclosing that they and their affiliates beneficially owned approximately 9.9% of the outstanding Common Stock, in the case of Vector, and 8.5% of the outstanding Common Stock in the case of Clearlake. Clearlake subsequently filed amendments to its Schedule 13D, ultimately reflecting beneficial ownership of approximately 14.9% of the outstanding Common Stock as of June 23, 2016.

        On December 17, 2015, the Company Board held a regularly scheduled meeting at the Company's headquarters in which representatives of Wilmer Cutler Pickering Hale and Dorr LLP ("WilmerHale"), outside counsel to the Company, and Stifel Nicolaus & Company ("Stifel"), financial advisor to the company, were in attendance. The Board reviewed recent investments by Vector and Clearlake, inquiries from certain stockholders, including Vector, regarding the possible consideration of strategic alternatives and the business plan of the Company and its prospects as an independent entity. It was the consensus of the directors that the Company should continue to pursue its business plan as an independent entity.

        In response to continued inquiries from Vector, the Company offered to provide its business plan and rationale for pursuing this plan subject to execution of an appropriate confidentiality agreement. On March 6, 2016, the Company and Vector signed a confidentiality agreement.

        After the close of business on March 7, 2016, the Company reported that it would restate its financial statements for the years 2013 and 2014 and the first three quarters of 2015, and had concluded that it made errors in recognizing revenue, primarily relating to non-recurring revenue. The Company also reported that it did not expect to file its Annual Report on Form 10-K with the SEC on a timely basis and that it would diligently pursue completion of the restatement as soon as reasonably practicable. We refer to the completion of the restated financial statements, including the related audits, together with the filing of such restated financial statements with the SEC in accordance with applicable regulations, as the Restatement. The closing price of the Common Stock was $7.75 on March 7, 2016 and was $7.05 on March 8, 2016.

        The Audit Committee of the Company Board actively supervised the Company's efforts to investigate and pursue the Restatement. Commencing in August 2015, the Company's Audit Committee held over 25 meetings concerning the oversight of the Restatement. Initially the meetings were focused on investigation and identification of possible accounting errors, and later upon determining the scope of the errors, overseeing the preparation of revised financial statements and seeking an audit of financial statements by the Company's independent audit firm or another qualified independent audit firm. During the course of these efforts, the Company devoted significant internal resources to pursue the Restatement, and expended approximately $16 million in costs in 2015 and 2016 for outside assistance on the Restatement.

        On March 18, 2016, Marlin, together with certain of its other affiliates, filed a Schedule 13D with the SEC disclosing that it and its affiliates beneficially owned 3,001,426, or approximately 7.6%, of the outstanding shares of Common Stock.

        On March 24, 2016, the Company announced that it had received a letter from NASDAQ stating that the Company was not in compliance with its listing requirements because the Company had failed to timely file all required periodic financial reports with the SEC due to the Restatement.

        On April 19, 2016, a meeting of the Company Board was held by telephone at which representatives of WilmerHale and Stifel discussed various provisions of the Company's charter and bylaws and the DGCL relating to stock ownership and actions by stockholders, including Marlin and its affiliates, as well as the possibility of the Company adopting a rights plan if accumulation of the Common Stock continued. No action was taken by the Company Board at that time with respect to a rights plan. The Company Board also appointed Jay Zager as interim Chief Financial Officer and determined to request the resignation of the Company's Chief Financial Officer, Gary R. Martino, which resignation occurred on April 22, 2016.

        On May 2, 2016, a meeting of the Company Board was held by telephone at which it was reported that Albert R. Subbloie, Jr. had resigned from his positions as President and Chief Executive Officer of the Company, as well as a member and Chairman of the Company Board, effective immediately. The Company Board appointed James D. Foy, one of the Company's directors, as acting Chief Executive Officer of the Company, and appointed Gerald G. Kokos, the Company's Lead Director, as Executive Chairman of the Company.

        On May 16, 2016, the Company formally engaged Stifel to act as its financial advisor. The Company Board chose Stifel due to its reputation in the industry, experience with public software and technology companies, knowledge of the business and mergers and acquisitions expertise.

        On June 24, 2016, Marlin and its affiliates filed amendment number 1 to their Schedule 13D with the SEC disclosing beneficial ownership of 4,094,599, or approximately 10.4%, of the outstanding shares of Common Stock.

        On July 6, 2016, Mr. Kokos and Thomas Flynn, the Chief Administrative Officer and General Counsel of the Company, spoke by telephone with Peter Chung, a Principal of Marlin. Mr. Chung stated that Marlin and its affiliates were significant stockholders and had been an owner of approximately 4.9% of the Common Stock for several months prior to filing its initial Schedule 13D with the SEC on March 18, 2016. The parties did not discuss any potential transaction.

        On July 7, 2016, a financial sponsor that we refer to as Sponsor 1 contacted Mr. Kokos to inquire about a potential investment in the Company and was directed to Stifel. Also on July 7, 2016, a financial sponsor that we refer to as Sponsor 2 contacted Mr. Kokos and had a general discussion about the Company. Representatives of Stifel and Sponsor 1 subsequently spoke on July 11, 2016 about the Company and Sponsors 1's interest in a potential investment.

        On July 13, 2016, representatives of Vector met with Messrs. Foy and Kokos at the Company's headquarters to express interest in an acquisition of the Company. No price was discussed.

        On July 14, 2016, a meeting of the Company Board was held by telephone at which Messrs. Foy and Kokos reported on various contacts with existing investors and financial sponsors, including Marlin, Vector, Sponsor 1 and Sponsor 2, and provided a general update on the Company's business. Later that day a financial sponsor that we refer to Sponsor 3 contacted Messrs. Foy and Kokos and inquired about the Company and its status.

        On July 25, 2016, the Company received a letter from Vector stating its interest in pursuing a negotiated acquisition of the Company and noted its history of prior acquisitions, including of companies that did not have audited financial statements. No price was indicated but the letter stated a willingness to provide the Company an opportunity to solicit alternative transactions during a go shop period following execution of a definitive agreement.

        On July 26, 2016, the Company received a letter from Clearlake expressing concern that the Company had not taken steps to explore strategic alternatives, including with potential bidders like Clearlake that had disclosed significant ownership interests in the Company. The letter requested access to confidential information pursuant to a confidentiality agreement to enable Clearlake to deliver a concrete proposal to the Company to maximize value for the Company's stockholders. No specific terms or price were stated in the letter.

        On July 28, 2016, the Company Board held a regularly scheduled meeting at the Company's headquarters in which representatives of WilmerHale and Stifel participated. The Company Board appointed Mr. Foy as Chief Executive Officer. The Company Board heard reports on the status of the Restatement, the state of the Company's business, including the negative impact of the pending Restatement and management changes, and technical challenges and significant delays encountered with the Company's new generation platform currently under development that was intended to replace multiple platforms currently in use. Representatives of WilmerHale outlined the fiduciary duties of directors in considering or responding to acquisition proposals, as well as the applicable requirements under the DGCL to hold an annual meeting if requested by stockholders to do so and limitations on the Company's ability to solicit proxies should such a meeting be held in light of the pending Restatement. Representatives of Stifel reviewed recent contacts with stockholders and financial sponsors, including Marlin, Clearlake and Vector, and discussed with the Company Board potential strategic alternatives the Company Board could evaluate and the potential advantages and disadvantages of exploring such alternatives, the impact the pending Restatement may have on such alternatives, and possible processes that could be followed to pursue and evaluate such alternatives. The Company Board directed Stifel to explore an acquisition with a limited group of potential acquirers, including Marlin, Clearlake and Vector, that were believed to be the most likely prospective acquirers based upon ownership interest, past history of transactions and willingness to consider a transaction that was not conditioned upon completion of the Restatement. Following the meeting, at the direction of the Company Board, representatives of Stifel sent proposed forms of confidentiality agreements, including standstill provisions, to Marlin, Clearlake, Vector and Sponsor 3, and contacted Sponsor 1, Sponsor 2 and an additional financial sponsor that we refer to as Sponsor 4.

        Between August 3, 2016 and August 15, 2016, at the direction of the Company, representatives of Marlin and WilmerHale negotiated the terms of a confidentiality agreement that was executed on August 15, 2016.

        On August 9, 2016, Sponsor 3 and the Company executed a confidentiality agreement.

        On August 15, 2016, a meeting of the Company Board was held by telephone, in which representatives of WilmerHale participated. The Company Board heard reports on the status of the Restatement, the state of the Company's business, and further technical challenges encountered with the Company's new product platform currently under development. Representatives of WilmerHale reported that Clearlake and Vector had requested to work jointly with respect to a potential acquisition of the Company, noted potential issues related to any such joint efforts, including under Section 203 of the DGCL, absent advance approval of such joint efforts by the Company Board, and outlined the fiduciary duties of directors in considering advance approval of such joint efforts. The directors discussed the advantages and disadvantages to permitting such joint action, including the assertion by each of Clearlake and Vector that in the absence of such joint action neither would further participate in efforts to explore an acquisition of the Company. It was the consensus of the directors to approve such joint efforts if acceptable contractual terms for replicating the provisions of Section 203 could be implemented.

        On August 23, 2016, representatives of Sponsor 3 met with Messrs. Foy and Kokos in New Haven, Connecticut regarding a potential transaction. No specific terms or price of any transaction were discussed.

        On August 25, 2016, a meeting of the Company Board was held by telephone. The Company Board heard reports on the status of the Restatement, the potential delisting of the Common Stock from NASDAQ and the Company's business, including with respect to the Company's proposed new product platform. Mr. Kokos reported on the discussion with Sponsor 3 and the status of negotiations with Clearlake and Vector with respect to a confidentiality agreement that permitted their joint efforts as previously discussed by the Company Board.

        On September 6, 2016, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. The representatives of WilmerHale reported on the status of negotiations with Clearlake and Vector with respect to a confidentiality agreement that permitted their joint efforts as previously discussed by the Company Board. Representatives of Stifel discussed potential implications of approving these joint efforts, noting that each of Clearlake and Vector had again confirmed that in the absence of joint action neither would further participate in discussions concerning a potential acquisition.

        On September 7, 2016, following the direction of the Company Board, representatives of Stifel spoke with Sponsor 4 about its potential interest in a transaction.

        By written consent effective September 7, 2016, the Company Board approved the execution of confidentiality agreements with Clearlake and Vector and approved the joint action of Clearlake and Vector for purposes of Section 203 of the DGCL. On September 8, 2016, the Company entered into confidentiality agreements with each of Clearlake and Vector.

        On the morning of September 8, 2016, representatives of Marlin and Stifel met with Messrs. Flynn, Foy, Kokos and Zager at a conference facility in New Haven, Connecticut for a presentation of the current status of the Company. Later on September 8, 2016, representatives of Clearlake, Vector and Stifel met with Messrs. Flynn, Foy, Kokos and Zager at the conference facility for a similar presentation. No specific terms or price of any transaction were discussed at either meeting. Following these meetings, representatives of the Company and Stifel provided information to representatives of Marlin, Clearlake and Vector in response to various diligence requests.

        On September 8, 2016, representatives of Stifel spoke again with Sponsor 1 and Sponsor 2 separately about their potential interest in a transaction. Sponsor 1 indicated it would not pursue further discussions.

        On September 13, 2016, representatives of Sponsor 3 and Stifel met with Messrs. Foy, Kokos and Zager in New Haven, Connecticut for a presentation of the current status of the Company. The representatives of Sponsor 3 indicated a concern with the lack of audited financial statements and a reluctance to pursue further discussions. Also on September 13, 2016 representatives of Sponsor 2 contacted representatives of Stifel and stated that it would not pursue further discussions.

        On September 22, 2016, the Company Board held a regularly scheduled meeting at the Company's headquarters. The Company Board heard reports regarding the current status of the business, including development efforts for the Company's new technology platform, as well as the status of the Restatement and discussions with third parties, including Marlin, regarding a potential transaction.

        On September 23, 2016, representatives of Sponsor 4 contacted representatives of Stifel and stated that it would not pursue further discussions.

        On September 24, 2016, representatives of Stifel spoke with representatives of another financial sponsor, that we refer to as Sponsor 5, about its potential interest in a transaction.

        On September 28, 2016, the Company provided access to an electronic data room to representatives of Marlin, Clearlake and Vector. Thereafter representatives of the Company added information to the data room from time to time in response to diligence requests from representatives of Marlin, Clearlake and Vector.

        On September 29, 2016, representatives of Marlin contacted representatives of Stifel seeking permission under the confidentiality agreement to contact potential debt financing sources with respect to an acquisition of the Company. The Company provided such permission on September 30, 2016.

        On October 20, 2016, representatives of a financial sponsor that we refer to as Sponsor 6 contacted representatives of Stifel to discuss the Company. After being advised of the Restatement process, the representatives of Sponsor 6 indicated that it would not pursue further discussions but that it might participate in a post-signing go shop solicitation.

        Also on October 20, 2016, a meeting of the Company Board was held by telephone. The Company Board heard reports on the status of the Restatement, a scheduled hearing with NASDAQ regarding the potential delisting of the Common Stock from NASDAQ and the Company's business.

        On November 4, 2016, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. The Company Board heard reports on the status of the Restatement, the hearing at NASDAQ regarding the potential delisting of the Common Stock from NASDAQ and the Company's business. Representatives of Stifel provided an update on interactions with Marlin, Clearlake and Vector, as well as other potentially interested parties. Stifel reported that Marlin, Clearlake and Vector had each confirmed a willingness to proceed with a transaction in the absence of audited financial statements for the Company. Stifel reported that a representative of Marlin had, prior to receiving access to the electronic data room on September 28, 2016, noted to a representative of Stifel that it had been several weeks since Marlin had executed a confidentiality agreement, Marlin had not received any significant information outside of the September 8, 2016 meeting and that Marlin was concerned others were receiving more information than they. The representative of Marlin also stated Marlin would be prepared to propose a transaction at a small premium to current market prices (then trading in the range of $8.25 to $8.50 per share of Common Stock) subject to diligence if that would facilitate access to diligence materials. Stifel reported that in response, Stifel said all parties were proceeding on similar time frames, the Company was focused on the Restatement but would be opening an electronic data room soon, and the Company was interested in an informed bid with a more fulsome view of financing, rather than one not informed by diligence, but would relay the conversation to the Board. Representatives of WilmerHale reviewed the fiduciary duties of directors in considering strategic alternatives, and potential implications of the Restatement on the process of seeking or consummating strategic alternatives. The directors discussed the implications of contacting strategic acquirers to determine interest in a potential transaction.

        On November 18, 2016, the Company Board held a regularly scheduled meeting at the Company's headquarters with representatives of WilmerHale in attendance. The Company Board heard reports regarding the current status of the business, including the 2017 forecast, as well as the status of the Restatement and discussions with third parties, including Marlin, regarding a potential transaction.

        On November 20, 2016, representatives of Sponsor 3 requested access to the Company's electronic data room, and expressed continued concern about the lack of audited financial statements for the Company.

        On November 28, 2016, at the Company's request representatives of Stifel contacted six potential strategic acquirers that had been identified as most likely interested in an acquisition of the Company and having an ability to pursue a transaction without audited financial statements if the Restatement was not completed in the relevant timeframe. No substantive discussions occurred, no diligence was requested by any of these companies and representatives of each company thereafter either specifically declined interest in pursuing further discussions or did not further respond to the inquiries from Stifel.

        On December 7, 2016, representatives of Marlin, the Company and Stifel had a telephone conference to discuss the Company's operations and respond to various diligence inquiries. No specific terms or price of any transaction was discussed.

        On December 10, 2016, representatives of Sponsor 3 spoke with representatives of the Company to discuss the status of the Restatement. On December 12, 2016, Sponsor 3 again expressed concern about proceeding without audited financial statements for the Company.

        On December 14, 2016, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. The Company Board heard reports on the status of the business and the Restatement, noted the obligation to confirm with NASDAQ by year end whether the Restatement could be completed prior to the March 10, 2017 delisting deadline, and discussed the significant ongoing costs associated with Restatement efforts in light of the Company's lower cash balances. Representatives of Stifel discussed their interactions with Marlin, Clearlake and Vector, and reviewed contacts made with other potential acquirers and the lack of interest expressed by such other parties. Stifel reported that Marlin had verbally proposed a transaction at $7.00 per share and Clearlake and Vector had verbally proposed a joint transaction at a range of $7.00 to $7.50 per share, and that each indicated a willingness, if requested, to submit a written indication of interest to that effect, contingent on continued diligence and further review of the ongoing results of operations, including technical diligence related to the new product platform under development. The directors then discussed the potential disclosure requirements associated with requesting any formal expression of interest that might apply to Marlin, Clearlake and Vector as a result of their existing Schedule 13D filings with the SEC. The directors also discussed the potential impact of the Company's actual historical and currently projected results on the value of the Company's Common Stock. In particular, the directors discussed decreased ARR bookings and higher customer churn rates by quarter, as well as lower cash balances, and successively decreasing Company internal projections for 2016 and 2017 prepared since December 2015. The representatives of Stifel then discussed with the Company Board preliminary valuation analyses, including a review of multiples, at various assumed prices for Common Stock implied for the Company as compared to multiples for selected companies and transactions. Representatives of Stifel also discussed an illustrative analysis of theoretical future stock prices based upon projected 2018 revenue and EBITDA levels provided by management, discounted to present values, and a theoretical discounted cash flow analysis based on assumed constant growth rates of revenues and EBITDA margins in 2019 through 2021. The representatives of Stifel also reviewed the trading histories and transactions for other companies that had experienced a stock delisting. Representatives of WilmerHale reviewed the fiduciary duties of directors in connection with the consideration of a possible acquisition transaction. The directors then discussed whether to continue exploring a potential transaction with Marlin, Clearlake and Vector, including in light of the current status of the Restatement and the associated costs and prospects of completing it, the potential delisting from NASDAQ, and the potential uncertainty of being required to hold an annual meeting under the DGCL while the Company was precluded from soliciting proxies due to the pending Restatement and the risks that it could result in a majority of the Company Board being elected by stockholders in attendance at the meeting that may have different interests than stockholders generally. They also discussed the potential benefit of the Company having prepared a "quality of earnings" report that it could provide to any potentially interested party as part of such party's diligence investigation, including during a go shop period, rather than necessitating interested parties having to prepare their own analyses, versus the costs of the Company having such report prepared. The directors instructed Stifel to seek clarification from each of Marlin, Clearlake and Vector as to the amount of remaining diligence they required to make a definitive offer and the expected timetable for making any such offer if discussions continued.

        On December 16, 2016, in response to inquiries from Stifel, Marlin indicated it could complete diligence and be prepared to execute a definitive acquisition agreement in five to six weeks and Clearlake and Vector indicated a period of four to five weeks. Each requested that the Company enter into an exclusivity agreement.

        On December 20, 2016, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. The Company Board heard reports on the status of the Restatement, including preliminary indications that completion of a Restatement by the March 10, 2017 deadline might not be practicable. Representatives of Stifel reported on the proposed timelines received from Marlin, Clearlake and Vector and the requests for exclusivity. The directors instructed Stifel to request submission of written indications of interest from Marlin, Clearlake and Vector at higher prices, and that confirmed audited financial statements and continued listing would not be conditions to closing, and determined that the Company would not at this time agree to negotiate exclusively with any bidder.

        On December 27, 2016, a meeting of the Company Board was held by telephone in which representatives of WilmerHale participated. The Company Board heard reports on the status of the Restatement, the significant ongoing costs associated with the Restatement efforts and the Company's current financial condition, including lower than expected cash balances. Later in the day the Company received a letter from Marlin indicating an interest in an acquisition of the Company through a cash tender offer at a price of $7.50 per share, setting forth remaining diligence to be performed, including receipt of a quality of earnings report, confirming that a delisting of the Common Stock from NASDAQ would not be a closing condition, and agreeing to a 30-day go shop period.

        On December 28, 2016, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Representatives of Stifel reviewed the letter from Marlin and reported that Clearlake and Vector indicated they would be sending a letter by the end of the week. It was the consensus of the directors that negotiations should continue with Marlin, that Stifel should request Marlin to clarify that audited financials and certain items identified in the required diligence were not a condition to closing, and that the Company should have prepared a quality of earnings report that could be provided to Marlin, Clearlake, Vector and other potentially interested parties as part of their diligence investigation. The Company Board also received a report from the Audit Committee that it had determined progress on the Restatement was not sufficient for the Audit Committee to conclude with any degree of reliability that the Restatement would be complete by the March 10, 2017 deadline at any reasonable cost. After discussing the Restatement process, the obligation to provide an update to NASDAQ, and the implications of a delisting and the possibility of re-listing in the future, the Company Board determined the Company should inform NASDAQ it was unlikely the Company would complete the Restatement by the March 10, 2017 deadline.

        On December 29, 2016, the Company received a revised letter from Marlin substantially similar to the letter of December 27. 2016, but confirming that neither continued listing of the Common Stock on NASDAQ nor audited financial statements would be a closing condition. On the same day, Marlin and its affiliates filed amendment number 2 to their Schedule 13D with the SEC disclosing, amongst other things, their preliminary non-binding interest in acquiring all of the outstanding Common Stock, through a tender offer or otherwise, for $7.50 per share in cash, subject to, among other things, reaching agreement on all material terms.

        On January 2, 2017, the Company received a letter from Clearlake and Vector indicating an interest in a joint acquisition of the Company at a price of $7.00 per share.

        On January 3, 2017, the Company issued a press release confirming receipt of the proposal from Marlin and the joint proposal from Clearlake and Vector, that the Company had notified NASDAQ that it was unlikely to complete the Restatement by the March 10, 2017 deadline, that the Board would carefully evaluate the proposals and was focused on maximizing stockholder value, and that the Company had retained Stifel as financial advisor to assist in these efforts.

        In conjunction with its determination to notify NASDAQ that it was unlikely to complete the Restatement by the March 10, 2017 deadline, the Audit Committee and Company Board recognized the possibility that the discussions then underway regarding the potential for an acquisition transaction in the near term may obviate the need to complete a Restatement. Given that the Company had largely completed the preparation of revised financial statements but had not yet finalized or begun to implement the audit plan of its independent registered accounting firm, to reduce the significant expense associated with pursuing the Restatement in light of the Company's decreasing cash balances, the Company Board and Audit Committee determined to continue pursuing the Restatement in a more cost and time efficient manner by primarily focusing on the scope of the proposed audit plan with its independent registered accounting firm and considering whether other independent registered accounting firms might be able to conduct an audit to complete the Restatement if required, at least until such time as the Company Board determined that a potential transaction in the near term was not likely.

        On January 4, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Representatives of Stifel reported on the status of discussions with Marlin, Clearlake and Vector in which Stifel had requested all parties to increase their proposed acquisition price and rejected the requirement of exclusivity. It was the consensus of the directors that negotiations should continue with Marlin as well as with respect to the joint bid by Clearlake and Vector, and that the Company should not agree to exclusive negotiations with any party at this time. The directors reviewed two potential parties to prepare the quality of earnings report, determined that both were acceptable and instructed management to undertake negotiations with each and engage the firm determined to be most cost effective and timely. The directors also discussed the Company's cash position and potential equity and debt financing options that may be available to support the Company's operations in the event an acquisition transaction was not pursued.

        On January 5, 2017, the Company commissioned a quality of earnings report for use by Marlin, Clearlake, Vector and other potentially interested parties for diligence purposes. The report was completed and made available on February 14, 2017.

        On January 6, 2017, representatives of Marlin contacted representatives of Stifel seeking permission under the confidentiality agreement to contact additional potential debt financing sources with respect to an acquisition of the Company. The Company provided such permission on January 10, 2017.

        On January 8, 2017, representatives of another financial sponsor, that we refer to as Sponsor 7, contacted Mr. Foy about its potential interest in a transaction. Representatives of Stifel contacted

Sponsor 7 on January 9, 2017 and after being provided some preliminary background information on the Company, Sponsor 7 declined to pursue further discussions. Also on January 9, 2017 representatives of another financial sponsor, that we refer to as Sponsor 8, contacted representatives of Stifel about its potential interest in a transaction.

        On January 11, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Representatives of Stifel reported on the status of discussions with Marlin, Clearlake and Vector, as well as inbound calls from Sponsor 7 and Sponsor 8. The directors also discussed a proposal to provide debt financing that the Company had received and authorized management to continue discussions with respect to such debt financing.

        On January 12, 2017, representatives of the Company, including Messrs. Foy, Kokos and Zager, and representatives of Stifel met with representatives of Marlin in New Haven, Connecticut and provided information in response to various requests of Marlin, including updates on the Company's financial results for 2016 and lowered financial projections for 2017 in light of the 2016 results. Thereafter through April 27, 2017, representatives of the Company, Stifel and WilmerHale had several telephone calls with representatives of Marlin providing information in response to various diligence requests from Marlin.

        On January 24, 2017, the Company executed a confidentiality agreement with Sponsor 8. On January 30, 2017, Sponsor 8 confirmed that audited financial statements and continued listing of the Company's Common Stock would not be conditions to any transaction. After performing limited diligence, Sponsor 8 informed the Company on February 11, 2017 that it would not pursue further discussions.

        On January 25, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Representatives of Stifel reported on the status of discussions with Marlin, Clearlake and Vector, as well as with Sponsor 8. The directors reviewed a proposal to provide debt financing that the Company had received and authorized management to continue discussions with respect to such debt financing.

        On February 2, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. In addition to a review of the Company's business, cash position and projected results for 2017, the directors discussed the status of the Company's new product platform under development and negotiations relating to potential debt financing for the Company. Representatives of Stifel reported on the status of discussions with Marlin, Clearlake and Vector, including the potential timing for updated proposals following receipt of the quality of earnings report and discussions with their prospective debt financing sources.

        On February 15, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Management reported that the quality of earnings report had been completed and provided to interested bidders. Representatives of Stifel reported on the status of discussions with Marlin, Clearlake and Vector, remaining diligence efforts that had been outlined by each and the expected process for working with debt financing sources, as well as a potential timetable for soliciting final acquisition proposals. There followed a discussion whether other parties might be interested in a potential transaction and the ability to pursue other proposals through a go shop provision. The directors also reviewed a term sheet for a proposed debt financing for the Company and authorized management to execute the term sheet and proceed with negotiation of such debt financing, either in connection with a determination by the Company Board to pursue standalone operations as an alternative to an acquisition transaction, or as a bridge to a transaction if deemed necessary to provide capital to fund ongoing operations pending consummation of an acquisition. It was the consensus of directors that representatives of the Company should continue to provide information in response to diligence requests and that Stifel should request Marlin, Clearlake and Vector to submit formal acquisition proposals on or before February 27, 2017. Later that day, pursuant to direction from the Company Board, Stifel sent letters to each of Marlin, Clearlake and Vector requesting formal acquisition proposals on or before February 27, 2017.

        On February 27, 2017, the Company received a letter from Marlin offering an acquisition of the Company through a cash tender offer at a price of $6.50 per share, setting forth the proposed equity and debt sources to be used and the remaining diligence to be performed, including a technical review of the new product platform and contacts with certain customers, as well as a 30-day go shop period. The letter also included language regarding appraisal rights and stated that the acquisition offer assumed, among other things, that the Company's existing insurance would cover any liabilities resulting from the ongoing proceedings related to the Restatement and that the Company would maintain sufficient working capital and have at least $12 million of cash on hand at closing, and that if the proposed debt financing was not available the Company's remedies would not include specific performance. On March 1, 2017, Marlin amended its Schedule 13D to include a copy of its letter.

        On March 1, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Management reported on preliminary proposals it had received to complete the Restatement, conditioned on any engagement commencing after the delisting of the Common Stock from NASDAQ and the termination of the Company's registration under the Securities Act of 1934, noting that the timeframe for completing the work once undertaken was not definitive. Management also reported on the status of negotiations for a proposed debt financing, including proposed revisions to the term sheet previously reviewed reflecting increases in the borrowing costs and decreases in the amount of financing available. Representatives of Stifel reviewed the offer from Marlin, the additional diligence items Marlin wished to review prior to signing any definitive agreement and the stated conditions to closing, as well as the status of discussions with Clearlake and Vector and that Clearlake and Vector had thus far failed to provide any formal proposal. They reviewed the other parties Stifel had contacted regarding a potential transaction. They reported that Marlin indicated its proposed price was lower than in its prior indication of interest as a result of continued weakening in the Company's financial results and the resultant decrease in available debt financing. The representatives of Stifel also discussed with the Company Board the current downward trend in ARR bookings by quarter as compared to comparable year earlier periods, including a significant decrease in the fourth quarter of 2016, as provided by Company management. The representatives of Stifel then reviewed with the Company Board various preliminary valuation analysis, including the equity and enterprise values, multiples of enterprise value divided by revenue and EBITDA, and premiums versus current market price of the Common Stock, implied by the $6.50 per share offer. The representatives of Stifel then reviewed preliminary valuation analyses based on multiples of revenue and EBITDA for selected companies and transactions. They also reviewed an illustrative analysis of theoretical future stock prices based upon projected 2018 revenue levels provided by management, discounted to present value, and theoretical discounted cash flow analyses based on assumed growth rates of revenues and EBITDA margins in 2019 through 2021 at various terminal multiples. The directors discussed the preliminary valuation analyses and the Company's recent and projected results of operation. It was the consensus of the directors that Stifel should request Marlin to increase its price and remove some of the contingencies in its offer, and should continue to request a proposal from Clearlake and Vector.

        Later on March 1, 2017, the Company received a letter from Clearlake and Vector indicating they were not prepared to make any acquisition proposal at that time, and requesting a period of up to three weeks to perform additional diligence with respect to a potential proposal. The letter also noted that, as large stockholders, they were supportive of the Company seeking other alternatives that might maximize stockholder value.

        On March 8, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Management reported on the status of negotiations for a proposed debt financing for the Company, including proposed revisions by the lender for a secured versus unsecured facility and more stringent financial covenants, and proposed responses by management. The directors received an update on the Restatement status and preliminary proposals to complete an audit, still with no firm timelines for completion. Representatives of Stifel provided an update on the offer from Marlin, and reported on discussions in which representatives of Clearlake and Vector confirmed they were not prepared to make an acquisition proposal to the Company at $6.50 per share or more. Stifel also noted that Sponsor 3 had called in reference to the offer letter from Marlin and its affiliates filed as amendment number 3 to their Schedule 13D, and Sponsor 3 stated that the lack of audited financial statement remained an impediment to it making any acquisition proposal. The directors instructed Stifel to inform Marlin that the Company Board was prepared to move forward with a transaction at $7.00 per share and seek an increase in offer price.

        On March 9, 2017, the Company received a letter from Marlin offering an acquisition of the Company through a cash tender offer at a price of $6.50 per share and substantially similar to its letter dated February 27, 2017, except with respect to a slightly revised proposal concerning appraisal rights, and it did not state any assumption about the sufficiency of existing insurance to cover liabilities arising from ongoing proceedings related to the Restatement or the Company having at least $12 million of cash on hand at closing.

        On March 10, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Management provided an update on expected results for the first quarter of 2017, noting a decrease in projected revenues and EBITDA from levels most recently projected. Representatives of Stifel reviewed the revised offer from Marlin, noting that Marlin had removed or attempted to address certain contingencies but refused to increase the price above $6.50 per share. Stifel also reported that Marlin had stated it would terminate discussions with the Company if not granted exclusivity promptly, and reported no change on the status of any proposal from Clearlake and Vector based on the most recent discussions. Stifel then reviewed certain of the valuation analyses that had been discussed at the March 1, 2017 meeting. After discussion, it was the consensus of the directors that the Company should enter into exclusive negotiations with Marlin.

        Between March 10, 2017 and March 14, 2017, representatives of Stifel and WilmerHale negotiated the terms of an exclusivity agreement with representatives of Marlin and its legal counsel, Schulte Roth & Zabel LLP ("SRZ"). On March 14, 2017, the Company and Marlin executed an exclusivity agreement. The term of the exclusivity agreement was extended on March 24, 2017, on April 15, 2017 and on April 24, 2017.

        On March 17, 2017, WilmerHale provided a draft merger agreement to SRZ. Between then and April 27, 2017, representatives of WilmerHale, Stifel and the Company negotiated the terms of the definitive merger agreement with representatives of SRZ and Marlin. The material terms negotiated related to closing and offer conditions, including whether demands for appraisal would be a condition, the structure of the transaction as either a tender offer or cash merger and the terms on which the Company or the Offeror could elect to pursue a merger in lieu of a tender offer, the scope of various covenants between signing and closing obligating the Company to seek Parent's consent prior to taking certain actions, and the size of and conditions upon which the Company and Parent may be required to make certain payments upon termination of the merger agreement.

        On March 22, 2017 and March 23, 2017, representatives of the Company and Stifel met with representatives of Marlin at Stifel's offices in New York City and provided information in response to diligence requests, including updated projections for the first quarter of 2017 showing lower bookings and EBITDA from the most recently provided projections.

        Also on March 23, 2017, the Company received a letter from certain stockholders that purported to collectively own approximately 4% of the outstanding shares of Common Stock. The letter urged the Company Board to accept the best acquisition offer it could attract and proceed to consummate a transaction quickly, and indicated the intention of such stockholders to call an annual meeting and replace a majority of the directors if a transaction was not announced within several weeks of the letter. The Company subsequently received similar correspondence from other stockholders purporting to own in excess of 3% of the outstanding shares of Common Stock.

        On March 28, 2017, Messrs. Foy and Kokos spoke by telephone with representatives of Marlin regarding possible ways to integrate the Company's management team with that of Parent.

        On March 29, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. The directors discussed the letters received from stockholders in favor of consummating a transaction. Representatives of Stifel and WilmerHale provided an update on negotiations with Marlin, and Mr. Kokos reported on discussions with Marlin related to integration of the management team. Management also reported on the status of negotiations related to the proposed debt facility for the Company and it was the consensus of directors not to execute definitive documentation for such debt facility unless the proposed transaction with Marlin became unlikely.

        On April 5, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Management reviewed preliminary results for the first quarter of 2017 that were lower than those most recently projected. Management also reviewed the current proposed terms for a debt facility for the Company, and authorized management to engage in negotiations of definitive documentation that could be quickly executed in the event discussions with Marlin regarding an acquisition terminated for any reason. Management then reviewed a draft five-year plan for the Company operating on a standalone basis as prepared by management, including management's projections for 2017 through 2021, and in particular reviewed the underlying assumptions. The Company Board had not previously considered Company financial projections beyond 2018, nor had the Company provided such projections to Marlin or other potential acquirers. The Company Board had requested additional projections as part of its consideration of the Company remaining as an independent entity in contrast to an acquisition, and understood that projections through 2021 would be required for the preparation of a discounted cash flow analysis in connection with any opinion as to the fairness, from a financial point of view, of the consideration offered that the Company Board might request from Stifel in connection with a transaction. No discounted cash flow analysis was presented or discussed at the meeting. Management stated that their projections for 2017 and 2018 in the draft five-year plan as presented were the same as those most recently provided to Marlin. The directors discussed the draft five-year plan, the underlying assumptions and the related projections, and directed management to prepare a revised five-year plan that reflected the discussions, in particular with respect to various assumptions for years 2019 through 2021. Representatives of Stifel and WilmerHale provided an update on the status of negotiations with Marlin, including the major open issues in the merger agreement.

        On April 11, 2017, SRZ provided initial drafts of an equity commitment letter and limited guarantee to WilmerHale, and on April 12, 2017, SRZ provided drafts of debt commitment papers to WilmerHale. Through April 27, 2017, representatives of SRZ and WilmerHale negotiated the terms of such documents.

        On April 12, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Management then reviewed a revised five-year plan, again focusing on the assumptions underlying the revised plan and the differences in such assumptions from those in the draft five-year plan reviewed at the April 5, 2017 meeting. The directors discussed the revised five-year plan and underlying assumptions, noting that the growth in new bookings in later years was substantially driven by products not yet in development, as well as being dependent upon new market growth and the Company's ability to successfully develop and market competitive products. The Company Board approved the revised five-year plan. Representatives of WilmerHale reviewed the remaining open issues being negotiated in the definitive documentation.

Management then reported on continued efforts towards the Restatement, and noted that the ability to complete the Restatement and the timetable for doing so was still unknown.

        On April 19, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Management provided a further update on the preliminary results of the first quarter of 2017, noting additional downward adjustments from the preliminary results discussed at the April 5, 2017 meeting. Representatives of Stifel reported on the status of negotiations with Marlin, in particular with respect to the proposed debt financing for the acquisition. Representatives of WilmerHale reported on the remaining open issues in the definitive merger documentation. Representatives of Stifel discussed certain aspects of the financial analyses it was preparing based upon the projections prepared by management and approved by the Company Board, noting that its analyses would be particularly focused on companies exhibiting similar revenue growth and margins as the Company and would not reflect any potential costs related to completion of the Restatement or resolution of the existing proceedings related to the Restatement.

        On April 21, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Management provided a further update on the preliminary results of the first quarter of 2017. Representatives of WilmerHale and of Stifel reported on the status of negotiations with Marlin, in particular with respect to its proposed debt financing for the proposed transaction. Representatives of WilmerHale reported on the remaining open issues in the definitive merger agreement.

        On April 25, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Representatives of WilmerHale and of Stifel reported on the status of negotiations with Marlin, in particular on the extension of exclusivity and the status of the proposed debt financing. Representatives of WilmerHale reported on the remaining open issues in the definitive merger agreement, as well as open items in the debt financing documents, primarily potential differences in the closing conditions in the debt commitment and merger agreement and the implications of such differences.

        On April 27, 2017, a meeting of the Company Board was held by telephone in which representatives of WilmerHale and Stifel participated. Representatives of WilmerHale advised the directors of their fiduciary duties regarding their consideration and approval of the merger agreement, and reviewed the terms of definitive merger agreement, including the changes from the draft reviewed at the prior meeting. They noted that revised debt documents were still in process. Representatives of Stifel then reviewed their financial analyses of the $6.50 per share of Common Stock to be paid by Parent pursuant to the merger agreement. See "Background and Reasons for the Company Board's Recommendation—Opinion of the Company's Financial Advisor." The meeting adjourned and reconvened following receipt of the definitive debt commitment documents, at which representatives of WilmerHale reviewed the definitive debt commitment documents. Representatives of Stifel then rendered to the Company Board its oral opinion, subsequently confirmed by delivery of its written opinion, dated April 27, 2017, that, as of the date of its opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken, and the qualifications set forth in its opinion, the $6.50 in cash per share of Common Stock to be paid to the holders of shares of Common Stock was fair from a financial point of view to such holders. After discussing the final terms of the merger agreement and the proposed transaction with Parent, the Company Board unanimously approved the merger agreement and recommended that stockholders of the Company tender their shares of Common Stock to Parent pursuant to the Offer to be conducted in accordance with the merger agreement, and if required to vote to adopt the merger agreement.

        At approximately 2:30 a.m., Eastern Time on April 28, 2017, Parent, Purchaser and the Company executed and delivered the merger agreement, and on April 28, 2017, Marlin, Parent and the Company issued a joint press release announcing the transaction.

        Following announcement of the transaction, representatives of Stifel, under the direction and supervision of management of the Company, commenced a go-shop process. The go-shop period will expire on May 27, 2017, with certain extensions potentially available until June 10, 2017. As of the date of this Schedule 14D-9, Stifel has contacted 35 parties on behalf of the Company to determine whether they might be interested in pursuing a transaction that would be superior to the proposed transaction with the Parent.

Reasons for the Recommendation of the Company Board

        In considering its decision to approve the Merger Agreement and to authorize and approve the transaction contemplated thereby, and, subject to the terms and conditions of the Merger Agreement, to recommend that stockholders tender their shares of Common Stock pursuant to the Offer, the Company Board consulted with our management, as well as our legal and financial advisors, and considered the terms of the proposed Merger Agreement, the Offer and the Merger and the other transactions set forth in the Merger Agreement, the restatement of the Company's financial results for the fiscal years ended December 31, 2013 and 2014 and the first three quarters of the fiscal year ended December 31, 2015 (the "Restatement") and related events, as well as the sale process described in the section above under the heading "Background of the Offer".

        The Company Board considered a number of positive factors in its deliberation, including the following (which factors are not necessarily presented in order of relative importance):

  •
  Best Alternative for Maximizing Stockholder Value.  Its belief that receipt of the acquisition consideration of $6.50 per share in cash was more favorable to the Company's stockholders than the value that might result from other potential transactions or remaining independent. This decision was based on, among other things, the Company Board's assessment of:

  •
  the Company Board's belief that the process conducted by the Company had resulted in the highest price reasonably available to the stockholders of the Company and the fact that the Company had the ability to solicit alternative proposals for at least 30 days following the signing of the Merger Agreement;

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  the Company Board's belief that it negotiated the highest price per share for the Common Stock that the Parent was willing to pay;

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  the Company's historical operating and financial performance, including that the Company had experienced significant declines in its cash balances, bookings, profitability and share prices since announcing its financial results for the second quarter of 2015 in August 2015;

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  the advantages of entering into the Merger Agreement in comparison with the risks of remaining independent, including risks related to achieving the Company's financial projections in the five-year plan as a standalone company as a result of, among other factors, decreased liquidity, risks associated with the development and market acceptance of its products under development, including Matrix, or to be developed in the future, that were essential to future growth in revenues, risks inherent in the Company's industry, including the size and growth of the market, and the risk of increased competitive pressure; and

  •
  the Company's ability by consummating the Merger to avoid the cost and management distraction associated with completing the Restatement, as to which the Company had incurred costs in excess of $16 million in 2016, to reduce the related adverse effects on the attraction and retention of employees, customers and partners, to avoid the risks associated with the Company's inability to estimate the date upon which the Restatement will be completed or that the Restatement may not be completed, and to avoid potential market price risks for the Common Stock resulting from ongoing proceedings related to the

      Restatement, including stockholder litigation pending in the United States District Court for the District of Connecticut under the caption In re Tangoe, Inc. Securities Litigation, Civil Action No. 3:17-cv-00146-VLB, and the ongoing investigation by the SEC, and any claims that may arise as a result of such proceedings.

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  Attractive Value.  The Company Board concluded that the consideration of $6.50 per share represented an attractive valuation for the Company and an opportunity for the Company's stockholders to receive a premium over the recent market prices of the Common Stock. The Company Board reviewed the historical market prices, volatility and trading information with respect to the Common Stock, and the active sale process undertaken by the Company, including:

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  the fact that the Company Board viewed the financial projections in the Company's five-year plan as presenting a non risk-weighted achievement of the Company's potential growth in revenue and profitability as a standalone company, that achievement of this plan was in fact subject to significant execution risk and that even if the five-year plan were achieved the Company Board considered $6.50 cash per share paid in the near term to be favorable in comparison to the implied values per share of Common Stock derived in the analyses prepared by Stifel that the Company Board viewed as representative of the values that the Company might be expected to generate on a standalone basis assuming it achieved its five-year business plan;

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  the fact that the Company had publicly announced in January 2017 the retention of Stifel to help the Company Board examine strategic alternatives, that Stifel, at the Company Board's instruction, contacted 19 prospective buyers regarding a potential acquisition (including the Parent, Clearlake and Vector), and of these 19 prospective buyers only the Parent and Clearlake and Vector, acting together, submitted any proposal to acquire the Company; and

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  the unlikelihood of a transaction proposal at a higher value than the cash price to be paid by the Parent, in light of the fact that the Company actively solicited increases in the offer made by the Parent and the joint offer made by Clearlake and Vector, that the Company had publicly announced the retention of Stifel in January 2017 and that the material terms of the Parent's offer, including price, had been publicly disclosed for over 45 days with no competing proposals having been made, and that the terms of the Merger Agreement permit the Company to solicit alternative proposals for a period of at least 30 days following the signing of the Merger Agreement in the event a higher value may be achieved.

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  Greater Certainty of Value.  The proposed consideration consists solely of cash, which provides immediate liquidity and certainty of value to our stockholders compared to any transaction in which stockholders would receive shares of an acquirer's stock. The receipt of cash consideration also eliminates for our stockholders the risk of the continued execution of our business on a stand-alone basis. The Company Board also considered the likelihood that the closing of the Merger can occur promptly, possibly as soon as late in the second quarter of 2017.

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  Likelihood of Completion.  The likelihood that the Merger will be consummated, particularly in view of the terms of the Merger Agreement and the closing conditions. In that regard, the Company Board noted:

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  that although the Parent's obligation to complete the Offer and the Merger is subject to the receipt of financing, the Parent had committed financing sufficient to do so, had a record of closing similar transactions and would be required to pay a $16,668,531 termination fee if the Merger were not consummated as a result of a financing failure;

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  the limited number of conditions to the Offer and the Merger; and

    •
    the relative likelihood of obtaining required regulatory approvals.

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  Receipt of Opinion from Stifel.  Stifel rendered its opinion dated April 27, 2017 to the Company Board that, as of the date of such opinion and based upon and subject to the factors and assumptions set forth in the opinion, the $6.50 in cash per share of Common Stock to be paid to the holders of shares of Common Stock (other than the Parent or stockholders seeking appraisal rights) pursuant to the Merger Agreement was fair from a financial point of view to such holders (as more fully described below under the heading "Background and Reasons for the Company Board's Recommendation—Opinion of the Company's Financial Advisor"). The full text of Stifel's fairness opinion, dated April 27, 2017, is attached to this Schedule 14D-9 as Annex I.

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  Terms of Merger Agreement.  The terms and conditions of the Merger Agreement, including the Company's ability to solicit alternative proposals for a period of at least 30 days following the signing of the Merger Agreement, and to consider and respond to, under certain circumstances specified in the Merger Agreement, an unsolicited written Acquisition Proposal after such period (as more fully described in Section 11 of the Offer to Purchase under the heading "The Merger Agreement and Other Agreements—Additional Agreements"), and the Company Board's right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal (as more fully described in Section 11 of the Offer to Purchase under the heading "The Merger Agreement and Other Agreements—Termination of the Merger Agreement"), subject to certain match rights in favor of the Parent and upon payment of a termination fee to the Parent ranging from $4,167,133 to $9,723,310, or 1.5% to 3.5% of the equity value depending on the timing of such termination, and reimbursement of up to $850,000 of costs incurred by the Parent.

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  The closing of the Offer would be subject to tenders of shares by holders of more than a majority of the outstanding shares of Common Stock.

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  The Company Board's view that the Merger Agreement was the product of arm's-length negotiations and contained customary terms and conditions.

        The Company Board also considered potential drawbacks and risks relating to the Merger, including the following (which drawbacks and risks are not necessarily presented in order of relative importance):

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    The Company will no longer exist as an independent company, and accordingly, Company stockholders will no longer participate in any future growth the Company may have or any potential future increase in its value.

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    There can be no assurance that all conditions to the parties' obligations to complete the Offer and the Merger will be satisfied, and as a result, it is possible that the Offer and the Merger may not be completed. If the Offer and Merger are not completed, (i) the Company will have incurred significant risks and transaction and opportunity costs, including the possibility of disruption to our operations, diversion of management and employee attention, employee attrition and a potentially negative effect on our business and customer relationships, (ii) the trading price of shares of Common Stock would likely be adversely affected and (iii) the market's perceptions of the Company's prospects could be adversely affected.

    •
    That approximately 54% (excluding shares of Common Stock held by the Parent, the Purchaser and their affiliates) of the currently outstanding shares of Common Stock must be tendered in order to satisfy the closing conditions of the Offer, although the Company may elect to proceed with a merger in lieu of the Offer in the event that at least a majority of the outstanding shares of Company Stock is tendered and the conditions to the Offer other than receipt of financing have been satisfied, as more fully described in Section 11 of the Offer to Purchase under the heading "The Merger Agreement and Other Agreements—The Merger".

    •
    There is a risk of litigation arising in respect of the Merger Agreement or the Merger.

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    The Merger will be a taxable transaction to the Company's stockholders that are U.S. holders (as described in Section 5 of the Offer to Purchase under the heading "Certain United States Federal Income Tax Consequences") for U.S. federal income tax purposes and, therefore, such stockholders generally will be required to pay U.S. federal income tax on any gains they recognize as a result of the Offer and Merger.

    •
    That the terms of the Merger Agreement prohibit the Company and its representatives from soliciting third party bids following expiration of the go shop period, which could reduce the likelihood that other potential acquirers would propose an alternative transaction that may be more advantageous to our stockholders.

    •
    The possibility that if the Merger Agreement is terminated under certain specified circumstances, the Company may be required to pay the Parent a termination fee ranging from $4,167,133 to $9,723,310, and reimburse the Parent for up to $850,000 in expenses, as more fully described in Section 11 of the Offer to Purchase under the heading "The Merger Agreement and Other Agreements—Fees and Expenses."

        The Company Board also considered that certain of our directors and officers may have conflicts of interest in connection with the Offer and the Merger, as they may receive certain benefits that are different from, or in addition to, those of our other stockholders. See the section above under the heading "Arrangements with Current Executive Officers and Directors of the Company."

        After taking into account all of the factors set forth above, as well as others, the Company Board unanimously agreed that the benefits of the Offer and the Merger outweighed the associated drawbacks and risks and determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, approved the Merger Agreement, and authorized and approved the Merger upon the terms and conditions set forth in the Merger Agreement and recommended that stockholders tender shares of Common Stock pursuant to the Offer.

        The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the Company Board in its consideration of the Offer and Merger, but is merely a summary of the material positive factors and material drawbacks and risks considered by the Company Board in that regard. In view of the number and variety of factors and the amount of information considered, the Company Board did not find it practicable to, and did not, make specific assessments of, quantify or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the Company Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the Company Board may have given different weights to different factors. The Company Board made its recommendation based on the totality of information presented to, and the investigation conducted by, the Company Board.

Opinion of the Company's Financial Advisor

        The Company engaged Stifel to act as financial advisor to the Company in connection with the transactions contemplated by the Merger Agreement. As part of that engagement, the Company Board requested Stifel's opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Common Stock (other than any shares held in the treasury of the Company or owned by any Subsidiary (as defined in the Merger Agreement) of the Company or by the Parent or the Purchaser or any other Affiliate (as defined in the Merger Agreement) of the Parent immediately prior to the effective time of the Merger or which are owned beneficially or of record by 4M Strategic Investments, LLC or Marlin Management Company, LLC or any of their respective Affiliates or for which the holder has properly demanded appraisal (collectively, the "Excluded Shares")) of the Offer Price to be received by such holders in the transaction pursuant to the Merger Agreement. At a meeting of the Company Board held on April 27, 2017, Stifel delivered to the Company Board its oral opinion, which opinion was confirmed by the delivery of a written opinion, dated April 27, 2017 (the "Opinion"), that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in such Opinion, the Offer Price was fair, from a financial point of view, to such holders.

        The full text of the Opinion is attached to this Schedule 14D-9 as Annex I and is incorporated herein by reference. The summary of the Opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of the Opinion. Holders of Common Stock are encouraged to read the Opinion carefully and in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stifel in connection with the Opinion. The Opinion was provided for the information of, and directed to, the Company Board for its information and assistance in connection with its consideration of the financial terms of the transaction and was only one of many factors considered by the Company Board in its evaluation of the transaction. The Opinion addresses only the fairness, from a financial point of view, of the Offer Price as of the date of the Opinion. It does not address any other aspect of the Offer or the Merger and does not constitute a recommendation to the Company Board as to how it should vote or otherwise act with respect to the transactions contemplated by the Merger Agreement or any other matter or to any stockholder of the Company as to whether or not such stockholder should tender such stockholder's shares in the Offer, how any such stockholder should vote at any stockholders meeting at which the transactions contemplated by the Merger Agreement are considered or whether such stockholder should take any other action with respect to the Offer or the Merger or any other matter, including whether or not any stockholder of the Company should enter into any voting, stockholders' or affiliates' agreement with respect to the transactions contemplated by the Merger Agreement, or exercise any dissenters' or appraisal rights that may be available to such stockholder. The Opinion did not compare the relative merits of the transactions contemplated by the Merger Agreement with any other alternative transactions or business strategies which may have been available to the Company and did not address the underlying business decision of the Company Board or the Company to proceed with or effect the transactions contemplated by the Merger Agreement. The Opinion was necessarily based on economic, market, financial and other conditions as they existed on the date of the Opinion, and on the information made available to Stifel by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of the Opinion. Subsequent developments from the date of the Opinion may affect the conclusions reached in the Opinion and Stifel does not have any obligation to update, revise or reaffirm the Opinion.

        The Company Board did not impose any limitations on Stifel with respect to the investigations made or procedures followed in rendering its Opinion. In selecting Stifel, the Company Board considered, among other things, the fact that Stifel is a reputable investment banking firm with substantial experience advising companies in the software sector and in providing strategic advisory services in general, and Stifel's familiarity with the Company and its business. Stifel, as part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        The Opinion was approved by Stifel's fairness committee. Stifel is not a legal, financial reporting, tax, accounting, regulatory or bankruptcy advisor and did not advise the Company with respect to such matters. The Opinion was not a solvency opinion and did not in any way address the solvency or financial condition of the Company or any other person. Moreover, the Opinion did not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Company Board or the Company; (ii) the legal, financial reporting, tax, accounting or regulatory status of the Company, including without limitation any damages, penalties or other actions or awards that may arise from or relate to the Company's current and historical financial reporting or any other such matters or any litigation, regulatory activity, investigation or other action related thereto, or any of the legal, financial reporting, tax, accounting or regulatory consequences of the transaction on the Company or the holders of shares of Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company's securities or otherwise; (iv) the effect of the transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than shares of the Common Stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether the Purchaser or the Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Offer Price to the holders of shares of the Common Stock at the closing of the transactions contemplated by the Merger Agreement; or (vi) the treatment of, or effect of the transaction on, the Excluded Shares or the Company Options, Company RSUs or Company PSUs (each as defined in the Merger Agreement).

        In rendering its Opinion, Stifel, among other things:

  1.
  discussed the transaction and related matters with the Company's management and counsel and reviewed a draft dated April 26, 2017 of the Merger Agreement;

  2.
  reviewed certain publicly available financial statements for periods ending on or prior to December 31, 2012 and other business and financial information of the Company;

  3.
  reviewed certain non-publicly available information concerning the Company, including without limitation unaudited financial statements and other internal financial analyses and forecasts prepared and provided to us by or on behalf of the Company's management and utilized per the instructions of the Company Board, including without limitation the quality of earnings report prepared by a third party at the direction of the Company's management (the "QoE Report"), and held discussions with the Company's senior management regarding recent developments;

  4.
  reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that Stifel deemed relevant to its analysis;

  5.
  reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that Stifel deemed relevant to its analysis;

  6.
  participated in certain discussions and negotiations between representatives of the Company and the Parent;

  7.
  reviewed the reported prices and trading activity of the equity securities of the Company;

  8.
  considered the results of Stifel's efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

  9.
  conducted such other financial studies, analyses and investigations and considered such other information as Stifel deemed necessary or appropriate for purposes of its opinion; and

  10.
  took into account Stifel's assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the Company's industry generally.

        In rendering its Opinion, Stifel, with consent of the Company Board, relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company, or that was otherwise reviewed by Stifel, and did not assume any responsibility for independently verifying any of such information.

        Stifel also made the following assumptions, in each case with the consent of the Company Board:

  •
  that the unaudited financial statements (including without limitation the QoE Report) supplied to Stifel by the Company were accurate and complete in all respects and fairly represented the items described therein, and adjustments (if any) to such unaudited financial statements if audited in accordance with generally accepted accounting principles would not in any respect be material to Stifel's analyses;

  •
  the financial forecasts supplied to Stifel by the Company were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company;

  •
  the unaudited financial statements (including without limitation the QoE Report) and financial forecasts supplied to Stifel by the Company provided a reasonable basis upon which Stifel could form its Opinion;

  •
  there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements of the Company made available to Stifel and there were no information or facts that would make any of the information reviewed by Stifel incomplete or misleading in any respect material to its analyses or the Opinion;

  •
  there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the transactions contemplated by the Merger Agreement will be satisfied and not waived;

  •
  the definitive Merger Agreement would not differ materially from the draft Stifel reviewed;

  •
  the transactions contemplated by the Merger Agreement will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Offer Price, and obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the transactions contemplated by the Merger Agreement will not have an adverse effect on the Company or the transactions contemplated by the Merger Agreement;

  •
  the transactions contemplated by the Merger Agreement will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations; and

  •
  the Company has received and relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to, all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the transactions contemplated by the Merger Agreement and the Merger Agreement, including without limitation with respect to the status and potential implications of the Company's current and historical financial reporting and all litigation, regulatory activities, investigations and other actions related thereto.

        In addition:

  •
  the Company informed Stifel that it either had no, or had no reliable, audited financial statements for any of the years 2013, 2014, 2015 or 2016 and that the publicly available historical financial statements of the Company for periods commencing after the year 2012, and certain related information and communications, could not be relied upon, and as such, for purposes of Stifel's analyses and the Opinion, Stifel did not rely upon such financial statements and information or communications and relied, at the direction of the Company and with consent of the Company Board, and without independent verification or analysis, upon the unaudited financial statements of the Company provided to Stifel by the Company, including without limitation the QoE Report and the financial statements for the year 2016 and did not in any respect assume any responsibility for the accuracy and completeness thereof;

  •
  the projected financial information supplied to Stifel by the Company was based on numerous variables and assumptions that were inherently uncertain, including, without limitation, factors related to general economic and competitive conditions, and, accordingly, actual results could vary significantly from those set forth in such projected financial information, and Stifel relied on this projected information without independent verification or analyses and did not in any respect assume any responsibility for the accuracy or completeness thereof;

  •
  Stifel did not make or obtain any independent evaluation, appraisal or physical inspection of the Company's assets or liabilities, nor was Stifel furnished with any such evaluation or appraisal;

  •
  the Opinion did not address any other terms, aspects or implications of the transaction, including, without limitation, the form or structure of the transactions contemplated by the Merger Agreement, any consequences of the transactions contemplated by the Merger Agreement on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the transactions contemplated by the Merger Agreement or otherwise;

  •
  the Opinion was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to Stifel by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of the Opinion;

  •
  the Opinion stated that subsequent developments from the date of the Opinion may affect the conclusions reached in the Opinion and that Stifel did not have any obligation to update, revise or reaffirm its Opinion; and

  •
  Stifel did not express any opinion as to the prices, trading range or volume at which the Company's securities would trade following public announcement of the transactions contemplated by the Merger Agreement.

        The following represents a brief summary of the material financial analyses performed by Stifel in connection with its Opinion. Some of the summaries of financial analyses performed by Stifel include information presented in tabular format. In order to fully understand the financial analyses performed by Stifel, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the information set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Stifel.

        Except as otherwise noted, the information utilized by Stifel in its analyses, to the extent that it is based on market data, is based on market data as it existed on or before April 27, 2017 and is not necessarily indicative of current market conditions. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which any securities may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

        Selected Company Analysis.    Stifel compared the Company, from a financial point of view, to eight publicly traded companies in the software industry that Stifel deemed to be relevant based on their business and financial profiles, including revenue growth rates, gross margins and EBITDA (as defined below) profitability margins. Stifel compared certain of the Company's calendar year 2016 and estimated calendar year 2017 and 2018 financial metrics, as provided by management, to certain calendar year 2016 and estimated calendar year 2017 and 2018 financial metrics, obtained from available public sources, of the eight selected public companies. Based on this information, Stifel calculated and compared multiples of enterprise value ("EV"), which Stifel defined as fully-diluted equity value using the treasury stock method, plus debt, preferred stock and minority interests, less cash and cash equivalents, to calendar year 2016 and estimated calendar 2017 and 2018 (i) revenues ("EV/Revenues") and (ii) pro forma earnings before one-time charges, interest, taxes, stock-based compensation and depreciation and amortization ("EBITDA", and such multiple, "EV/ EBITDA") for the Company and the selected public companies.

        Stifel stated that it believed that the group of companies listed below have business models similar in some respects to that of the Company, but noted that none of these companies has the same management, composition, size, operations, financial profile, or combination of businesses as the Company:

Selected Public Companies

  •
  Bazaarvoice, Inc.

  •
  CSG Systems International, Inc.

  •
  Convergys Corporation

  •
  Jive Software, Inc.

  •
  K12 Inc.

  •
  Marin Software Incorporated

  •
  QAD Inc.

  •
  VASCO Data Security International, Inc.

        The following table summarizes the multiples for the selected companies indicated by this analysis and the ranges of multiples selected by Stifel for its analysis. The range of multiples relative to the selected public companies reflects the first quartile to median metrics of such companies:

Selected Public Companies

Multiple:	Selected range of multiples	1st Quartile	Median	Average	3rd Quartile	Proposed Transaction
CY 2016 EV/Revenues	0.8x - 1.7x	0.8x	1.7x	1.4x	1.9x	1.2x
CY 2017 EV/Revenues	0.8x - 1.7x	0.8x	1.7x	1.4x	1.8x	1.3x
CY 2018 EV/Revenues	1.6x - 1.7x	1.6x	1.7x	1.6x	1.8x	1.2x
CY 2016 EV/EBITDA	7.7x - 15.5x	7.7x	15.5x	15.1x	18.5x	14.4x
CY 2017 EV/EBITDA	7.6x - 14.9x	7.6x	14.9x	16.8x	22.7x	15.7x
CY 2018 EV/EBITDA	9.3x - 14.2x	9.3x	14.2x	15.1x	17.3x	13.0x

        No company utilized in the selected company analysis is identical to the Company. In evaluating the selected companies, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company's control, such as the impact of competition on its business and the industry generally, industry growth and the absence of any adverse material change in the Company's financial condition and prospects or the industry or in the financial markets in general. Mathematical analysis (such as determining the median or average) is not in itself a meaningful method of using peer group data.

        Selected Transactions Analysis.    Based on public and other information available to Stifel, Stifel calculated and compared the multiples of EV to last twelve month ("LTM") and next twelve month ("NTM") revenues and LTM and NTM EBITDA implied in the transactions contemplated by the Merger Agreement for the Company to the corresponding multiples implied in the following eight selected acquisitions of public software companies that have been announced since January 1, 2010 with growth and margin profiles Stifel believed to be similar to that of the Company:

Announce Date	Acquirer	Target
2/23/17	Saba Software, Inc.	Halogen Software Inc.
12/6/16	Synchronoss Technologies, Inc.	IntraLinks Holdings, Inc.
8/3/16	Vector Capital	Sizmek Inc.
10/23/14	Siris Capital Group, LLC	Digital River Inc.
2/14/14	GTCR, LLC	Cision, Inc.
7/30/12	Vector Capital	20-20 Technologies Inc.
2/7/12	Siemens AG	IBS AG
6/10/10	Pitney Bowes Inc.	Portrait Software Limited

        The following table summarizes the multiples for the selected companies indicated by this analysis and the range of multiples selected by Stifel for its analysis. The range of multiples reflects the first quartile to median metrics of the selected software transactions:

Multiple:	Selected range of multiples	1st Quartile	Median	Average	3rd Quartile	Proposed Transaction
LTM EV/Revenues	1.2x - 1.4x	1.2x	1.4x	1.7x	2.3x	1.2x
NTM EV/Revenues	1.1x - 1.4x	1.1x	1.4x	1.6x	2.2x	1.3x
LTM EV/EBITDA	9.6x - 10.1x	9.6x	10.1x	12.8x	17.8x	14.4x
NTM EV/EBITDA	8.4x - 9.0x	8.4x	9.0x	11.0x	13.8x	15.7x

        No transaction used in the selected transactions analysis is identical to the transactions contemplated by the Merger Agreement. Accordingly, an analysis of the results of the foregoing is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the companies involved in the selected transactions which, in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the transactions contemplated by the Merger Agreement are being compared. In evaluating the precedent transactions, Stifel made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, some of which are beyond the Company's control, such as the impact of competition on the Company's business or the industry generally, industry growth and the absence of any adverse material change in the financial condition of the Company, the companies involved in the selected transactions or the industry or in the financial markets in general, which could affect the public trading value of the companies involved in the selected transactions which, in turn, affect the enterprise value and equity value of the companies involved in the transactions to which the transaction is being compared.

        Discounted Cash Flow Analysis.    Stifel used financial forecasts of the Company for the last calendar year of 2017 through calendar year 2021, as provided by the Company's management, to perform a discounted cash flow analysis, which is designed to provide insight into a company's future cash flow forecasts by discounting them to arrive at the net present value of these cash flows. In conducting this analysis, Stifel assumed that the Company would perform in accordance with these forecasts. The forecasts and estimates supplied to and utilized by Stifel are set forth below in the section entitled "Certain Projected Financial Information". Stifel first estimated the terminal value of the forecasted cash flows by applying a range of exit multiples Stifel deemed relevant to the Company's estimated 2021 EBITDA, which multiples ranged from 9.0x to 13.0x. Stifel calculated projected unlevered free cash flow for 2017 through 2021 using management's forecasts and discounted these cash flows and the terminal value to present values using discount rates of 12.6 - 14.6%, based on the weighted average cost of capital of the selected public companies. This analysis indicated a range of enterprise values which Stifel then increased by the Company's net cash to calculate a range of equity values. These equity values were then divided by fully-diluted shares outstanding using the treasury stock method to calculate implied equity values per share ranging from $5.28 to $8.17. Stifel noted that the Offer Price of $6.50 to be received by holders of the shares of Common Stock pursuant to the transactions contemplated by the Merger Agreement is within such range.

        The foregoing description is only a summary of the material financial analyses performed by Stifel in arriving at its Opinion. The summary alone does not constitute a complete description of the financial analyses Stifel employed in reaching its conclusions. None of the analyses performed by Stifel was assigned a greater significance by Stifel than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by Stifel. No methodology employed by Stifel can be viewed individually, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Stifel. Additionally, no company or transaction used in any analysis as a comparison is identical to the Company or the transactions contemplated by the Merger Agreement, and they all differ in material ways. Accordingly, an analysis of the results described above is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading value of the selected companies or transactions to which they are being compared. Stifel used these analyses to determine the impact of various operating metrics on the implied enterprise value and implied per share equity value of the Company. Each of these analyses yielded a range of implied enterprise value and implied per share equity value, and therefore, such implied enterprise value ranges developed from these analyses were viewed by Stifel collectively and not individually. Stifel made its determination as to the fairness, from a financial point of view, of the Offer Price to be received by holders of shares of the Common Stock, other than Excluded Shares, in the transaction pursuant to the Merger Agreement on the basis of its experience and professional judgment after considering the results of all of the analyses performed.

        Conclusion.    Based upon the foregoing analyses and the assumptions and limitations set forth in full in the text of the Opinion, Stifel was of the opinion that, as of the date of the Opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the Offer Price to be received by holders of shares of the Common Stock, other than Excluded Shares, in the transaction pursuant to the Merger Agreement was fair to such holders of shares, from a financial point of view.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its Opinion, Stifel considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Stifel believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them, would create an incomplete view of the process underlying Stifel's analyses and the Opinion; therefore, the range of valuations resulting from any particular analysis described above should not be taken to be Stifel's view of the actual value of the Company.

        As compensation for its services relating to the transaction, the Company has agreed to pay Stifel a fee of $750,000 upon delivery of the Opinion and an aggregate fee currently estimated to be approximately $3.6 million, which is contingent on the completion of the transactions contemplated by the Merger Agreement (against which the $750,000 fee for the Opinion will be credited in the event the transaction is consummated). In addition, the Company has paid to Stifel certain retainer fees in the amount of $200,000, $100,000 of which will be credited against the approximately $3.6 million described above upon the completion of the transactions contemplated by the Merger Agreement. The Company Board was aware of this fee structure and took it into account in considering the Opinion and in approving the transactions contemplated by the Merger Agreement. Further, the Company agreed to reimburse Stifel for its reasonable out-of-pocket expenses incurred in performing its services and to indemnify Stifel, its affiliates and their respective officers, directors, employees and agents, and any persons controlling Stifel or any of its affiliates within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended, against specific liabilities, including certain liabilities under the federal securities laws, arising out of Stifel's engagement.

        There are no other material relationships that existed during the two years prior to the date of the Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the transactions contemplated by the Merger Agreement. Stifel may seek to provide investment banking services to the Purchaser or the Parent or their affiliates in the future, for which Stifel would seek customary compensation. In the ordinary course of business, Stifel and its clients may transact in the equity securities of each of the Company and the affiliates of the Parent and may at any time hold a long or short position in such securities. As of the date of the Opinion, a member of Stifel's senior management team owned shares of the Common Stock; such person did not serve on the Stifel team serving as financial advisor to the Company in connection with the transactions contemplated by the Merger Agreement.

Certain Projected Financial Information.

        The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. While the Company prepares forecasts for internal budgeting and business planning purposes, such forecasts are subject to regular updates and generally do not cover periods beyond the then current fiscal year and two subsequent fiscal years.

        However, we have presented below certain financial projections under the heading "Tangoe Projections" which were prepared by management of the Company solely for purposes of evaluating a potential acquisition of the Company and reflect an assessment of prospects and risks related to estimated future revenues and other industry, market and product related factors. These financial projections were not generated for external use and were made available to Stifel and the Company Board, and certain portions for 2017 and 2018 were made available to the Parent, in connection with the evaluation of the Merger.

        The financial projections included below were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles ("GAAP"). In addition, the projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The financial projections do not comply with generally accepted accounting principles. The summary of these financial projections is not being included in this Schedule 14D-9 to influence any stockholder's decision whether to tender his, her or its Shares in the Offer, but instead because these financial projections were provided to Stifel, the Company Board and the Parent to evaluate the Merger. These financial projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

        These financial projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company's management. Important factors that may affect actual results and result in such projections not being achieved include, but are not limited to risks and uncertainties pertaining to the Company's business. In addition, these financial projections may be affected by the Company's ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. The financial projections also reflect assumptions as to certain business decisions that are subject to change.

        Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of these financial projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, the Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the financial projections necessarily predictive of actual future events, and the financial projections should not be relied upon as such. None of the Company, the Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from these financial projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the financial projections to reflect circumstances existing after the date such financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company, or, to the knowledge of the Company, the Parent or Purchaser, intends to make publicly available any update or other revisions to these financial projections. None of the Company or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in these financial projections or that projected results will be achieved. The Company has made no representation to the Parent or Purchaser, in the Merger Agreement or otherwise, concerning these financial projections.

        The estimates of adjusted EBITDA and unlevered free cash flow included in the Company's financial projections were calculated using GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. The table below includes a reconciliation of the Company's projections of non-GAAP adjusted EBITDA and unlevered free cash flow to the Company's operating income.

        In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Tangoe Projections(1)

	Fiscal Year Ended December 31
In millions	2017	2018	2019	2020	2021
Revenue	$216.4	$224.3	$240.9	$266.5	$298.0
Cost of Revenue	$106.4	$106.4	$110.8	$117.3	$125.2
Total Operating Expenses(2)	$133.2	$126.3	$134.8	$146.0	$159.3
EBIT	$(23.2)	$(8.3)	$(4.7)	$3.4	$13.5
Plus: Stock-Based Compensation	$18.0	$18.7	$20.0	$22.2	$24.8
Plus: One-Time Charges	$11.7	—	—	—	—
Plus: Depreciation & Amortization	$11.0	$10.8	$10.5	$10.3	$10.0
Adjusted EBITDA	$17.5	$21.1	$25.8	$35.8	$48.3
Less: Stock-Based Compensation	$(18.0)	$(18.7)	$(20.0)	$(22.2)	$(24.8)
Less: Income Taxes	$(2.4)	$(2.6)	$(2.9)	$(3.4)	$(3.9)
Less: Capital Expenditures	$(7.3)	$(4.5)	$(4.5)	$(4.5)	$(4.5)
Plus: Change in Working Capital	$(0.9)	$0.9	$1.8	$2.8	$3.5
Unlevered Free Cash Flow	$(11.0)	$(3.8)	$0.2	$8.6	$18.6

(1)
Amounts shown for Revenue, Cost of Revenue, Total Operating Expenses and Adjusted EBITDA for 2017 and amounts shown for Revenue and Cost of Revenue for 2018 were provided to the Parent. Amounts provided to the Parent for Total Operating Expenses, EBIT, Adjusted EBITDA and Unlevered Free Cash Flow for 2018 reflected $34.6 million in General & Administrative Expense versus $36.3 million reflected in the table below.

(2)
Includes Stock-Based Compensation and One-Time Charges.

        For purposes of assisting interested parties, including the Parent, with their diligence inquiries, the Company provided the QoE Report designed to review the components of the Company's revenue and expenses. The QoE Report was not an audit, and was not used by the Company Board in its deliberations except as noted herein. Among other items, this report made certain adjustments to revenue and expenses to eliminate certain non-recurring expenses associated with the Restatement. At the Company's direction, Stifel used 2016 Revenue of $224.1 million and 2016 Adjusted EBITDA of $19.1 million from the QoE Report for purposes of the analyses described above under the heading "Background and Reasons for the Company Board's Recommendation—Opinion of the Company's Financial Advisor."

Intent to Tender.

        To the knowledge of the Company after making reasonable inquiry, all of the Company's executive officers and directors currently intend to tender or cause to be tendered, or allow to be converted into the Offer Price all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

        In connection with Stifel's services as financial advisor to the Company, the Company has agreed to pay to Stifel for such services an aggregate fee of approximately $3.7 million, a portion of which was payable upon the rendering of Stifel's opinion and a substantial portion of which is contingent upon the closing of the Merger. The Company has agreed to reimburse certain of Stifel's expenses arising, and indemnify Stifel against certain liabilities that may arise, out of Stifel's engagement.

        Additional information pertaining to the retention of Stifel by the Company in Item 4 under the heading "Background and Reasons for the Company Board's Recommendation—Opinion of the Company's Financial Advisor" is hereby incorporated by reference in this Item 5.

        Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any other person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        No transactions in the Shares have been effected during the past 60 days by the Company or, to the Company's knowledge after making reasonable inquiry, any of the directors, executive officers, subsidiaries or affiliates of the Company.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

        For a period of 30 days following the date of the Merger Agreement (the "Go-Shop Period"), the Company is permitted to directly or indirectly solicit, initiate, continue and otherwise participate in any discussions or negotiation regarding alternative acquisition proposals, subject to an extension of 14 days under specified circumstances. At the end of the Go-Shop Period, the Company is required to cease such activities, as more fully described in the Merger Agreement. Except as otherwise described in this Schedule 14D-9, the Company does not anticipate that it will disclose developments with respect to this solicitation process unless and until the Company Board has made a decision with respect to the alternative proposals, if any, it receives. During the Go-Shop Period, the Company and its representatives intend to continue to actively solicit alternative proposals from third parties to acquire the Company. No assurance can be given that the solicitation of alternative proposals will result in an alternative transaction. The foregoing description of the Go-Shop Period is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Item 8.    Additional Information.

        The information set forth under "Item 3. Past Contacts, Transactions, Negotiations and Agreements" is incorporated herein by reference, including, without limitation, the table under the heading "Golden Parachute Compensation."

Top-Up Option

        In connection with the Offer, the Company granted to the Purchaser an irrevocable option (the "Top-Up Option"), exercisable only following the Purchaser's acceptance for purchase of shares tendered pursuant to the Offer, to purchase from the Company at the Offer Price the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by the Parent, the Purchaser and their respective affiliates as of immediately prior to the exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Common Stock then outstanding (assuming the issuance of the shares issuable upon exercise of the Top-Up Option), subject to the limitation that the Top-Up Option will in no event be exercisable for more than the aggregate number of shares of Common Stock that the Company is authorized to issue under its certificate of incorporation that are not then outstanding or otherwise reserved for issuance for another purpose. The purchase price for the shares of Common Stock purchased pursuant to the Top-Up Option shall consist of (i) an amount equal to the par value of the shares so purchased, to be paid in cash, and (ii) an amount equal to the balance of the purchase price, which may be paid (x) in cash, (y) by issuance of a promissory note of the Purchaser (which shall be treated as payment to the extent of the principal amount thereof) or (z) by any combination of the foregoing, at the Purchaser's election. Any such promissory note shall be unsecured and non-transferrable, shall mature on the 30th day following the date of execution and delivery of such promissory note, shall be full recourse to the Parent and the Purchaser, may be prepaid, in whole or in part, without premium or penalty and shall have no other material terms. The Purchaser must exercise the Top-Up Option if doing so would allow for a short-form merger. The Company's obligation to issue shares upon exercise of the Top-Up Option is subject to the following conditions, unless waived by the Company:

  •
  no provision of any applicable law, and no temporary restraining order, injunction or other judgment or order prohibits the exercise of the Top-Up Option or the delivery of the shares pursuant to the Top-Up Option;

  •
  upon exercise of the Top-Up Option, the number of shares of Common Stock owned by the Parent, the Purchaser and their respective Affiliates constitutes one share more than 90% of the number of shares of Common Stock that will be outstanding immediately after exercise of the Top-Up Option;

  •
  the Purchaser has accepted for payment and paid for all shares of Common Stock validly tendered in the Offer and not withdrawn; and

  •
  there will have been validly tendered and not validly withdrawn a number of shares of Common Stock that, when added to the shares of Common Stock then beneficially owned by the Parent or any affiliate of the Parent, equals at least one share more than 50% of the Common Stock then outstanding determined on a fully-diluted basis.

Vote Required to Approve the Merger and DGCL Section 253

        The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares of Common Stock upon the exercise by the Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect a short-form merger under the DGCL, which means that the Purchaser may effect the

Merger without any further action by or vote of the Company's stockholders. If the Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

Appraisal Rights.

        Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the "Dissenting Shares"), together with interest on the amount determined to be fair value, if any, as determined by the court (or, in certain circumstances specified in Section 26 2 of the DGCL, on the difference between the amount determined to be the fair value and the amount paid to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Any Shares held by a person who dissents and demands appraisal of such Shares and who complies with Section 262 of the DGCL will not be converted into the right to receive merger consideration unless such demand for appraisal is subsequently lost or otherwise effectively withdrawn. A judge will only determine the fair value of the Shares if at least one holder properly perfects appraisal rights, files an appraisal action, and litigates the case in court. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be deemed to have been converted as of the Effective Time into the right to receive the Offer Price.

        The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex II hereto.

        Appraisal rights cannot be exercised at this time. A separate notice of appraisal rights will be sent to stockholders entitled to demand appraisal rights. The obligations of the Company to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of the Company's stockholders is held to adopt the Merger Agreement, the Company will be required to send a notice to each stockholder of record not less than 20 days prior to the meeting to adopt the Merger Agreement that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within 10 days after the Effective Time, the surviving corporation of the Merger will be required to send a notice that the Merger has become effective to each stockholder who delivered to the Company a demand for appraisal prior to the vote and who did not vote in favor of the adoption of the Merger Agreement. Alternatively, if the Merger is consummated without a vote of stockholders pursuant to Section 253 of the DGCL, the surviving corporation of the Merger will be required to send a notice within 10 days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer. The information set forth above is for informational purposes only with respect to alternatives available to holders of Shares if the Merger is consummated. Any holder of Shares considering demanding appraisal is advised to consult legal counsel. Holders of Shares who tender Shares in the Offer will not be entitled to appraisal rights with respect to those Shares in the Merger.

Anti-Takeover Statutes.

        The Company is not subject to Section 203 of the DGCL because the Company does not have a class of voting stock that is (i) listed on a national securities exchange or (ii) held of record by more than 2,000 stockholders.

        Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals.

        Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission ("FTC") in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants "early termination," or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and the Parent each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on May 4, 2017, and the required waiting period with respect to the Offer will expire at 11:59 p.m. New York City time, on May 19, 2017, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by the Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable to enforce compliance with the antitrust laws, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of the Parent and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

        The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency other than the foregoing filings under the HSR Act that would be required for the Parent's or the Purchaser's acquisition or ownership of the Shares.

Annual and Quarterly Reports.

        As reported in the Company's Current Report on Form 8-K filed with the SEC on March 7, 2016, the Company Board determined that the Company will restate its financial statements for the years 2013 and 2014, all quarters therein, and the first three quarters of 2015. Because the Company is in the process of restating its financial statements, the Company has not been able to complete the financial statements required to be included in its recent annual and quarterly reports and, accordingly, has been unable to file recent annual and quarterly reports within the prescribed time period.

        For additional information regarding the business and the financial results of the Company, please see the Company's Current Report on Form 8-K filed with the SEC on May 12, 2017, which includes the Company's unaudited financial statements for the years 2013 through 2016 and the first quarter of 2017 and which is incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements.

        Statements in this Schedule 14D-9 regarding the proposed transaction between the Parent, the Purchaser and the Company, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Marlin Equity Partners, the Parent, and the Company managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates," and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties' ability to consummate the transaction. Except as otherwise required by law, the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this Schedule 14D-9.

Item 9.    Exhibits.

Exhibit Number		Description
(a)(1)		Offer to Purchase, dated May 12, 2017 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed on May 12, 2017 by the Parent and the Purchaser (the "Schedule TO")).

(a)(2)		Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(3)	*	Opinion of Stifel, Nicolaus & Company, Incorporated, dated April 27, 2017 (included as Annex I to this Schedule 14D-9).

(a)(4)		Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(5)		Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(6)		Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(7)		Joint Press Release issued by the Company, the Parent and Marlin Equity Partners on April 28, 2017 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on April 28, 2017).

Exhibit Number		Description

(a)(8)		Summary Advertisement as published in The Wall Street Journal on May 12, 2017 (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(9)	*	Letter to Stockholders of the Company, dated May 12, 2017, from J.D. Foy, Chief Executive Officer of the Company.

(e)(1)		Agreement and Plan of Merger, dated as of April 27, 2017, by and among Tangoe, Inc., Asentinel, LLC and TAMS Inc. (incorporated herein by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on April 28, 2017).

(e)(2)		Amended and Restated Employee Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 filed with the SEC on April 16, 2010).

(e)(3)		Form of Stock Award Option Agreement under the Amended and Restated Employee Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed with the SEC on April 16, 2010).

(e)(4)		Amended and Restated Executive Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the SEC on April 16, 2010).

(e)(5)		Form of Stock Option Award Agreement under the Amended and Restated Executive Stock Option/Stock Issuance Plan, as amended (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 filed with the SEC on April 16, 2010).

(e)(6)		2005 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Registration Statement on Form S-1 filed with the SEC on May 27, 2010).

(e)(7)		Form of Stock Option Award Agreement under the 2005 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-1 filed with the SEC on April 16, 2010).

(e)(8)		2011 Stock Incentive Plan, as amended (incorporated by reference to Appendix A to the definitive proxy statement on Schedule 14A filed with the SEC on April 22, 2014).

(e)(9)		Form of Incentive Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Amendment No. 6 to the Registration Statement on Form S-1 filed with the SEC on June 21, 2011).

(e)(10)		Form of Nonstatutory Stock Option Agreement under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.11 to Amendment No. 6 to the Registration Statement on Form S-1 filed with the SEC on June 21, 2011).

(e)(11)		Form of Restricted Stock Unit Agreement with Time-Based Vesting under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on February 7, 2013).

(e)(12)		Form of Restricted Stock Unit Agreement with Performance-Based Vesting under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on February 7, 2013).

Exhibit Number		Description
(e)(13)		Form of Restricted Stock Unit Agreement for use under the 2011 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on February 6, 2014).

(e)(14)	*	Form of Equity Award Replacement Compensation Agreement.

(e)(15)		Employment Agreement by and between the Company and J.D. Foy, dated as of June 6, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on June 8, 2016).

(e)(16)		Employment Agreement by and between the Company and Jay Zager, dated as of April 20, 2016 (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on April 25, 2016).

*
Filed herewith

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TANGOE, INC.
By:	/s/ J.D. FOY
	Name:	J.D. Foy
	Title:	Chief Executive Officer

Dated: May 12, 2017

Annex I

April 27, 2017

Board of Directors
Tangoe, Inc.
35 Executive Blvd.
Orange, CT 06477

Members of the Board:

        Stifel, Nicolaus & Company, Incorporated ("Stifel" or "we") has been advised that Tangoe, Inc. (the "Company") is considering entering into an Agreement and Plan of Merger (the "Merger Agreement") with Asentinel, LLC, a Delaware limited liability company ("Parent"), and TAMS Inc., a Delaware corporation and wholly-owned subsidiary of Parent ("Purchaser"), pursuant to which (x) Purchaser will commence a tender offer (the "Tender Offer") to purchase all of the outstanding shares of common stock of the Company (the "Company Common Stock") for $6.50 per share in cash (the "Transaction Consideration"), and (y) following completion of the Tender Offer, or under certain circumstances if the Tender Offer is not completed, Purchaser will be merged with and into the Company (the "Merger" and, together with the Tender Offer, the "Transaction"), with the Company continuing as the surviving corporation, and each outstanding share of Company Common Stock, other than any shares that are held in the treasury of the Company or owned by any Subsidiary (as defined in the Merger Agreement) of the Company or by Parent or Purchaser or any other Affiliate (as defined in the Merger Agreement) of Parent immediately prior to the effective time of the Merger or for which the holder has properly demanded appraisal (such shares, together with any other shares of Company Common Stock owned beneficially or of record by 4M Strategic Investments, LLC or Marlin Management Company, LLC or any of their respective Affiliates, collectively, "Excluded Shares"), will be converted into the right to receive the Transaction Consideration, all on terms and conditions more fully set forth in the Merger Agreement.

        The Board of Directors of the Company (the "Board") has requested Stifel's opinion, as investment bankers, as of the date hereof, as to the fairness, from a financial point of view, to the holders of shares of Company Common Stock, other than Excluded Shares (the "Company Shares"), of the Transaction Consideration to be received by such holders of Company Shares in the Transaction pursuant to the Merger Agreement (the "Opinion").

        In rendering our Opinion, we have, among other things:

  (i)
  discussed the Transaction and related matters with the Company's management and counsel and reviewed a draft dated April 26, 2017 of the Merger Agreement;

  (ii)
  reviewed certain publicly available financial statements for periods ending on or prior to December 31, 2012 and other business and financial information of the Company;

  (iii)
  reviewed certain non-publicly available information concerning the Company, including without limitation unaudited financial statements and other internal financial analyses and forecasts prepared and provided to us by or on behalf of the Company's management and utilized per your instruction, including without limitation the quality of earnings report prepared by a third party at the direction of the Company's management (the "QoE Report"), and held discussions with the Company's senior management regarding recent developments;

A-I-1

  (iv)
  reviewed and analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we deemed relevant to our analysis;

  (v)
  reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

  (vi)
  participated in certain discussions and negotiations between representatives of the Company and Parent;

  (vii)
  reviewed the reported prices and trading activity of the equity securities of the Company;

  (viii)
  considered the results of our efforts, at the direction of the Company, to solicit indications of interest from selected third parties with respect to a merger or other transaction with the Company;

  (ix)
  conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our opinion; and

  (x)
  took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the Company's industry generally.

        In rendering our Opinion, we have, with your consent, relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to Stifel by or on behalf of the Company or that was otherwise reviewed by Stifel, and have not assumed any responsibility for independently verifying any of such information. Without limiting the generality of the foregoing, management of the Company has informed us that the Company either has no, or has no reliable, audited financial statements for any of the years 2013, 2014, 2015 or 2016 and that the publicly available historical financial statements of the Company for periods commencing after the year 2012, and certain related information and communications, cannot be relied upon, and as such, for purposes of our analyses and Opinion, we have not relied upon such financial statements and information or communications and we have, at the direction of management of the Company and with your consent, and without independent verification or analysis, relied upon the unaudited financial statements of the Company provided to us by management of the Company, including without limitation the QoE Report and the financial statements for the year 2016, and assumed that such unaudited financial statements are accurate and complete in all respects and fairly represent the items described therein and that adjustments (if any) to such unaudited financial statements if audited in accordance with generally accepted accounting principles would not in any respect be material to our analyses. With respect to the financial forecasts supplied to us by the Company, we have assumed, at the direction of the Company and with your consent, that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. Such forecasts were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. We have assumed, at the direction of the Company and with your consent, that such unaudited financial statements (including without limitation the QoE Report) and financial forecasts supplied to us by the Company provided a reasonable basis upon which we could form our Opinion. Stifel has relied on such unaudited financial statements and projected information without independent verification or analysis and does not in any respect assume any responsibility for the accuracy or completeness thereof. Stifel expresses no opinion as to any such unaudited financial statements or projected information or any other estimates or the assumptions on which they were made.

A-I-2

        We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements of the Company made available to us and that there is no information or facts that would make any of the information reviewed by us incomplete or misleading in any respect material to our analyses or Opinion. We did not make or obtain any independent evaluation, appraisal or physical inspection of the Company's assets or liabilities, nor have we been furnished with any such evaluation or appraisal. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, Stifel assumes no responsibility for their accuracy.

        We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Transaction will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Transaction will be consummated substantially on the terms and conditions described in the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party and without any anti-dilution or other adjustment to the Transaction Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Transaction will not have an adverse effect on the Company or the Transaction. We have assumed that the Transaction will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We assume no responsibility for, and have further assumed that the Company has received and relied upon the advice of its counsel, independent accountants and other advisors (other than Stifel) as to, all legal, financial reporting, tax, accounting and regulatory matters with respect to the Company, the Transaction and the Merger Agreement, including without limitation with respect to the status and potential implications of the Company's current and historical financial reporting and all litigation, regulatory activities, investigations and other actions related thereto.

        Our Opinion is limited to whether, as of the date hereof, the Transaction Consideration is fair to the holders of Company Shares, from a financial point of view, and does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the Company, its stockholders, creditors or otherwise, or any terms, aspects or implications of any voting, support, stockholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. Our Opinion also does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Board or the Company; (ii) the legal, financial reporting, tax, accounting or regulatory status of the Company, including without limitation any damages, penalties or other actions or awards that may arise from or relate to the Company's current and historical financial reporting or any other such matters or any litigation, regulatory activity, investigation or other action related thereto, or any of the legal, financial reporting, tax, accounting or regulatory, or consequences of the Transaction on the Company or the holders of Company Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company's securities or otherwise; (iv) the effect of the Transaction on, or the fairness of the consideration to be received by, holders of any class of securities of the Company other than the Company Common Stock, or any class of securities of any other party to any transaction contemplated by the Merger Agreement; (v) whether Purchaser or Parent has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Transaction Consideration to the holders of shares of Company Common Stock at the closing of the Tender Offer and the Merger; or (vi) the treatment of, or effect of the Transaction on, Company Stock Options, Company RSUs or Company PSUs (as defined in the Merger Agreement). Furthermore, we are not

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expressing any opinion herein as to the prices, trading range or volume at which the Company's securities will trade following public announcement of the Transaction.

        Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us by or on behalf of the Company or its advisors, or information otherwise reviewed by Stifel, as of the date of this Opinion. It is understood that subsequent developments may affect the conclusion reached in this Opinion and that Stifel does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is for the information of, and directed to, the Board for its information and assistance in connection with its consideration of the financial terms of the Transaction. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote or otherwise act with respect to the Transaction or any other matter or to any shareholder of the Company as to whether or not such shareholder should tender its shares into the Tender Offer, how any such shareholder should vote at any shareholders' meeting at which the Transaction is considered, whether or not such shareholder should enter into a voting, shareholders' or affiliates' agreement with respect to the Transaction or exercise any dissenters' or appraisal rights that may be available to such shareholder or whether or not to take any other action. In addition, the Opinion does not compare the relative merits of the Transaction with any other alternative transactions or business strategies which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Transaction.

        We are not legal, financial reporting, tax, accounting, regulatory or bankruptcy advisors. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company, Parent, Purchaser or any other person.

        Stifel, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Tender Offer or the Merger (the "Advisory Fee"). We also will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Tender Offer or the Merger (the "Opinion Fee"), provided that such Opinion Fee is creditable against any Advisory Fee, and we have received from the Company certain retainer fees, half of which are creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between Stifel and any party to the Transaction. A member of Stifel's senior management team currently owns shares of Company Common Stock; such person did not serve on the Stifel deal team serving as financial advisor to the Company in connection with the Transaction. Stifel may seek to provide investment banking services to Parent or Guarantor (as defined in the Merger Agreement) or their affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, Stifel and our clients may transact in the equity securities of the Company and may at any time hold a long or short position in such securities.

        Stifel's Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to Stifel be made, without our prior written consent, except in accordance with the terms and conditions of Stifel's engagement letter with the Company.

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        Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Transaction Consideration to be received by holders of Company Shares in the Transaction pursuant to the Merger Agreement is fair to such holders of Company Shares, from a financial point of view.

Very truly yours,

/s/ STIFEL, NICOLAUS & COMPANY, INCORPORATED

STIFEL, NICOLAUS & COMPANY, INCORPORATED

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Annex II

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE
SECTION 262—APPRAISAL RIGHTS

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

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          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such

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  constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such

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publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

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        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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